   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1998
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             DYCOM INDUSTRIES, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                      FLORIDA                                            59-1277135
          (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                             Identification No.)

                               FIRST UNION CENTER
                         4440 PGA BOULEVARD, SUITE 600
                       PALM BEACH GARDENS, FLORIDA 33410
                                 (561) 627-7171
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                               THOMAS R. PLEDGER
                               FIRST UNION CENTER
                         4440 PGA BOULEVARD, SUITE 600
                       PALM BEACH GARDENS, FLORIDA 33410
                                 (561) 627-7171
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                 MARK KESSEL, ESQ.                                   HENRY D. KAHN, ESQ.
                SHEARMAN & STERLING                                PIPER & MARBURY L.L.P.
               599 LEXINGTON AVENUE                                36 SOUTH CHARLES STREET
             NEW YORK, NEW YORK 10022                          BALTIMORE, MARYLAND 21201-3018
                  (212) 848-4000                                       (410) 539-2530

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: as soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

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                                                                           PROPOSED            PROPOSED
                                                       AMOUNT               MAXIMUM             MAXIMUM            AMOUNT OF
            TITLE OF EACH CLASS OF                     TO BE            OFFERING PRICE         AGGREGATE         REGISTRATION
         SECURITIES TO BE REGISTERED               REGISTERED(1)         PER SHARE(2)      OFFERING PRICE(2)          FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.33 1/3 par value.............    3,450,072 shares         $30.8125          $106,305,344           $31,361
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 450,009 shares subject to an over-allotment option granted to the Underwriters.

(2) Estimated solely for the purposes of calculating the registration fee based on the average of the high and low trading prices of the Common Stock on the New York Stock Exchange on September 2, 1998.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 1998

                                3,000,063 SHARES

                                  [DYCOM LOGO]

                                  COMMON STOCK

    Of the 3,000,063 shares of Common Stock, offered hereby (the "Offering"), 1,500,000 shares are being sold by Dycom Industries, Inc. ("Dycom" or the "Company") and 1,500,063 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is traded on the New York Stock Exchange under the symbol "DY." On September 3, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $32.00 per share. See "Price Range of Common Stock and Dividend Policy."

    SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                         Price to          Underwriting         Proceeds to     Proceeds to Selling
                                          Public            Discount(1)         Company(2)        Stockholders(2)
-------------------------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                   $                   $
Total(3)..........................           $                   $                   $                   $
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting offering expenses payable by the Company, estimated at $400,000.

(3) The Company and a Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to 350,009 and 100,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total
    $           , the Underwriting Discount will total $           , the
    Proceeds to Company will total $           and the Proceeds to the Selling
    Stockholders will total $        .

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the office of NationsBanc Montgomery Securities LLC on or about            ,
1998.

                            ------------------------

NationsBanc Montgomery Securities LLC                 Morgan Stanley Dean Witter
              EVEREN Securities
                             Morgan Keegan & Company, Inc.
                                         The Robinson-Humphrey Company

                                          , 1998

[MAP OF THE UNITED STATES SHOWING LOCATION OF DYCOM OFFICES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus and the information under "Risk Factors." Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the text otherwise requires, all references to the "Company" or "Dycom" in this Prospectus shall include Dycom Industries, Inc. and its subsidiaries.

                                  THE COMPANY

     Dycom is a leading provider of engineering, construction and maintenance services to telecommunications providers throughout the United States. The Company's comprehensive range of telecommunications infrastructure services include the engineering, placement and maintenance of aerial, underground, and buried fiber-optic, coaxial and copper cable systems owned by local and long distance communications carriers, competitive local exchange carriers, and cable television multiple system operators. Additionally, the Company provides similar services related to the installation of integrated voice, data, and video local and wide area networks within office buildings and similar structures and also performs underground utility locating and electric utility contracting services. For the fiscal year ended July 31, 1998, telecommunications services contributed approximately 90% of the Company's total contract revenues, underground utility locating services and electric utility contracting services each contributed approximately 5%.

     Through its eleven wholly-owned and independently operated subsidiaries, Dycom has established relationships with many leading local exchange carriers, long distance providers, competitive access providers, cable television multiple system operators and electric utilities. Such key customers include BellSouth Telecommunications, Inc., Comcast Cable Communications, Inc., GTE Corporation, MediaOne, Inc., Sprint Corporation, Time Warner, Inc., U.S. West Communications, Inc. and Florida Power and Light Company. During fiscal 1998, approximately 72% of the Company's total contract revenues came from multi-year master service agreements and other long-term agreements with large telecommunications providers and electric utilities.

     In July 1997, Dycom acquired Communications Construction Group, Inc. ("CCG"), a Pennsylvania-based provider of construction services to cable television multiple system operators (the "CCG Acquisition") and in April 1998, the Company acquired Cable Com Inc. ("CCI"), a Georgia-based firm that provides construction services to cable television multiple system operators, and Installation Technicians, Inc. ("ITI"), a Missouri-based firm that provides construction and engineering services to local and long distance telephone companies, (the "CCI Acquisition" and the "ITI Acquisition," respectively). Each of these acquisitions was accounted for as a pooling of interests. See Note 3 of the Notes to Consolidated Financial Statements. These transactions have diversified Dycom's telephone company customer base to include a broader mix of work for cable television multiple system operators. The CCG Acquisition has also created a greater geographic presence for Dycom in the Mid-Atlantic, Midwest and Northeast regions of the United States, while the CCI Acquisition and the ITI Acquisition have further expanded the Company's operations in the Midwest, Upper Midwest, Rocky Mountain and West Coast regions of the United States.

     The telecommunications industry is undergoing rapid change due to deregulation, increased competition and growing consumer demand for enhanced telecommunications services, thereby creating the need for construction of additional telecommunications infrastructure for new and existing providers. To meet the increasing need for telecommunications infrastructure, telecommunications providers have been increasingly outsourcing their infrastructure engineering, construction and maintenance requirements. As the industry becomes more competitive, outsourcing allows providers to reduce costs and focus on their core competencies.

     Dycom has a four-pronged internal growth strategy: (i) increase the volume of services to existing customers; (ii) expand the scope of services to existing customers; (iii) broaden its customer base; and (iv) geographically expand its service area. The competitive pressures of deregulation have prompted several existing customers to increase the outsourcing of noncore activities which can provide opportunities for the

Company to enhance internal growth without necessarily requiring the Company to achieve market share gains from competitors.

     In addition to internal growth, Dycom believes a variety of attractive consolidation opportunities exist within its industry. Historically, the telecommunications engineering, construction and maintenance services industry has been highly fragmented, largely consisting of small, privately-held companies with annual revenues of less than $100 million. For its acquisition targets, which may include companies with annual revenues of more or less than such amount, the Company's key acquisition criteria are profitability in excess of industry standards, stable and growing customer bases, proven operational and technical competence, and experienced management that fits within Dycom's decentralized operating structure. Dycom also seeks to use its acquisition strategy to provide geographic as well as customer diversification.

                             ---------------------

     The Company's executive offices are located at 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, Florida 33410 and its telephone number is (561) 627-7171. The Company maintains a website at www.dycomind.com.

                                  THE OFFERING

Common Stock offered by the Company.....      1,500,000 shares

Common Stock offered by Selling
Stockholders............................      1,500,063 shares

  Total Shares to be offered............      3,000,063 shares

Common Stock outstanding after the
Offering................................     16,282,366 shares(1)

Use of proceeds.........................     To fund the Company's growth
                                             strategy, including acquisitions,
                                             working capital and capital
                                             expenditures and for other general
                                             corporate purposes. The Company
                                             also intends to reduce certain
                                             indebtedness, subject to
                                             reborrowing. See "Use of Proceeds."

New York Stock Exchange Symbol..........     The Common Stock is listed on the
                                             New York Stock Exchange under the
                                             symbol "DY."
---------------

(1) Excludes 514,244 shares of Common Stock reserved for issuance under the Company's 1991 Incentive Stock Option Plan, under which options to purchase 514,244 shares of Common Stock have been granted, 96,021 of which are currently exercisable, and 24,000 shares of Common Stock reserved for issuance under agreements with the non-employee members of the Board of Directors. Includes 56,500 shares of Common Stock to be issued by the Company upon the exercise of stock options by a Selling Stockholder immediately prior to the consummation of the Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                       YEAR ENDED JULY 31,
                                                         -----------------------------------------------
                                                             1996             1997             1998
                                                         -------------    -------------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.......................................     $  247,295       $  312,419       $  371,363
Income before income taxes...........................         14,055           23,770           36,081
Net income...........................................          9,922           15,814           23,036
Earnings per common share:(1)
  Basic..............................................     $     0.80       $     1.26       $     1.63
                                                          ==========       ==========       ==========
  Diluted............................................     $     0.78       $     1.24       $     1.61
                                                          ==========       ==========       ==========
PRO FORMA FINANCIAL DATA:
Income before income taxes...........................     $   14,055       $   23,770       $   36,081
Pro forma provision for income taxes(2)..............          4,860            9,841           14,420
                                                          ----------       ----------       ----------
Pro forma net income(2)..............................     $    9,195       $   13,929       $   21,661
                                                          ==========       ==========       ==========
Pro forma earnings per common share:(1)
  Basic..............................................     $     0.74       $     1.11       $     1.53
                                                          ==========       ==========       ==========
  Diluted............................................     $     0.73       $     1.09       $     1.51
                                                          ==========       ==========       ==========
Shares used in computing earnings per common share
  and pro forma earnings per common share:(1)
  Basic..............................................     12,416,376       12,575,991       14,114,683
  Diluted............................................     12,659,819       12,748,689       14,321,756

                                                                            JULY 31, 1998
                                                                     ----------------------------
                                                                       ACTUAL      AS ADJUSTED(3)
                                                                     ----------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................                  $   35,927    $       78,568
Working capital....................................                      81,211           125,340
Total assets.......................................                     166,318           208,959
Long-term debt, including current portion..........                      18,136            14,797
Total stockholders' equity.........................                      98,379           144,359

---------------

(1) Earnings per common share-basic is calculated by dividing the net income applicable to common shares by the weighted average shares outstanding during the period. Earnings per common share-diluted includes the dilutive effect of Common Stock options.

(2) The provision for income taxes and net income have been adjusted to reflect a pro forma tax provision for pooled companies which were previously "S Corporations." See Note 1 of the Notes to Consolidated Financial Statements.

(3) Adjusted to reflect (i) the sale of 1,500,000 shares of Common Stock offered by the Company, at an assumed offering price of $32.00 per share, and the anticipated application of the estimated net proceeds therefrom and (ii) the exercise of stock options to purchase an aggregate of 56,500 shares of Common Stock by a Selling Stockholder immediately prior to the consummation of the Offering and the receipt by the Company of the aggregate exercise price of $780,250 from such Selling Stockholder. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Certain statements in this Prospectus, including, without limitation, the statements regarding the effects of recent legislation on the telecommunications industry, the continuation of trends favoring outsourcing of telecommunications engineering, construction and maintenance services, the Company's objective to grow through strategic acquisitions, the Company's internal growth strategy, the Company's ability to realize cost savings upon the completion of acquisitions that may occur in the future, the Company's ability to expand and diversify its customer base, the Company's Year 2000 compliance, trends in the Company's future operating performance and statements as to the Company's or management's beliefs, expectations, opinions and the like are forward-looking statements. The factors discussed below and elsewhere in this Prospectus could cause actual results and developments to be materially different from those expressed in or implied by such statements. Accordingly, in addition to the other information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," elsewhere in this Prospectus and in other documents filed by the Company with the Securities and Exchange Commission and incorporated by reference herein, the following factors should be considered carefully in evaluating an investment in the securities offered by this Prospectus.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues, income before income taxes and net income as a result of many factors, including: timing and volume of customers' construction and maintenance projects, budgetary spending patterns of customers, commencement of new master service agreements and long-term agreements, termination of existing master service agreements and long-term agreements, costs incurred by the Company to support growth by acquisition or otherwise, changes in mix of customers and business, fluctuations in insurance expense accruals due to changes in claims experience and actuarial assumptions, effects of the change of business between negotiated contracts as opposed to bid contracts and timing of additional general and administrative expenses to support the growth of the business. Revenues and income before income taxes in the Company's second quarter and occasionally third quarter have in the past been, and may in the future be, adversely affected by weather conditions and the year-end budgetary spending patterns of its customers.

SUBSTANTIAL RELIANCE ON KEY CUSTOMERS; DEPENDENCE ON MAJOR CONTRACTS; UNCERTAINTIES RELATING TO BACKLOG

     The Company's customer base is highly concentrated, with its top five customers in fiscal 1996, 1997 and 1998 accounting in the aggregate for approximately 68%, 63% and 65%, respectively, of the Company's total contract revenues. During fiscal 1998, approximately 24% of the Company's total contract revenues were derived from Comcast Cable Communications, Inc., 22% from BellSouth Telecommunications, Inc. and 7% from GTE Corporation. The Company believes that a substantial portion of its contract revenues and operating income will continue to be derived from a concentrated group of customers. The loss of any of such customers, if not replaced, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. The Company derives a substantial portion of its revenues from its customers pursuant to multi-year master service agreements. The Company is currently a party to 32 master service agreements with its customers, including 25 such agreements with BellSouth Telecommunications, Inc. and GTE Corporation, collectively. Under the terms of such agreements, the customer can typically terminate the agreement on 90 days prior written notice. The termination or renegotiation of any such contracts or the Company's failure to enter into new master service agreements with its customers could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. The Company's current backlog is comprised of the uncompleted portion of services to be performed under job-specific contracts and the estimated value of future services that the Company expects to provide to customers under master service agreements. The master service agreements are generally exclusive requirements contracts with certain exceptions, including the customer's option to perform the services with its own regularly employed personnel. Accordingly, there can be no assurance as to the customer's requirements during a particular period or that management's estimates of such requirements, including those used to formulate backlog, at any point in time are accurate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Customer Relationships" and "--Backlog."

RISKS ASSOCIATED WITH ACQUISITIONS

     An element of the Company's growth strategy is to pursue strategic acquisitions that expand, complement or diversify the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Currently, the Company is not a party to any agreements, understandings, or arrangements regarding any material acquisitions; however, the Company is currently evaluating a number of potential acquisition prospects. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can be no assurance that the Company will be able to achieve its acquisition strategy, and any failure to do so could have a material adverse effect on the Company's ability to sustain growth and maintain its competitive position. In addition, the Company believes that it will compete for attractive acquisition candidates with other companies or investors in the telecommunications services industry. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there is no assurance that the Company will successfully integrate acquired companies or their management teams into its decentralized operating structure, retain management teams of acquired companies on a long-term basis, or operate acquired companies profitably. Acquisitions may also involve a number of other risks, including adverse short-term effects on the Company's operating results, dependence on retaining key personnel and customers, amortization of acquired intangible assets, and risks associated with unanticipated liabilities or contingencies. See "Business--Growth Strategy."

     In the past, the Company has experienced difficulties in integrating and managing certain of its acquisitions. The Company wrote off intangible assets, including goodwill, of $24.3 million in fiscal 1993 and $1.4 million in fiscal 1994 in connection with four acquisitions, contributing to substantial net losses in those years. Litigation with the management team of two acquired operating subsidiaries and related shareholder litigation and a governmental investigation also had a material adverse effect on the Company for several years through and including the fiscal year ended July 31, 1994. While the Company believes that it has improved its acquisition due diligence process and its supervision of acquired companies, no assurance can be given that the Company will not experience difficulties in the future with its acquired companies, whether or not similar to those discussed herein.

     The Company may require additional debt or equity financing for future acquisitions, which may not be available on terms favorable to the Company, if at all. To the extent the Company utilizes its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders. If the Company is not able to use its capital stock as consideration for acquisitions or does not have sufficient cash resources, its growth through acquisitions could be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

     The telecommunications services industry in which the Company operates is highly competitive, requiring substantial resources and skilled and experienced personnel. The Company competes with other independent contractors in most of the markets in which it operates, several of which are large domestic companies, some of which may have greater financial, technical and marketing resources than the Company. In addition, there are relatively few, if any, barriers to entry into the markets in which the Company operates and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company. A significant portion of the Company's revenues are currently derived from master service agreements and price is often an important factor in the award of such agreements. Accordingly, the Company could be outbid by its competitors in an effort to procure such business. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that are comparable or superior in both price and quality to the Company's services, or that the Company will be able to maintain or enhance its competitive position. The Company may also compete for business opportunities against the in-house service organizations of its existing or prospective customers, including telecommunications providers, which employ personnel who perform some of the same types of services as those provided by the Company. There can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunications infrastructure services in the future.

RISKS ASSOCIATED WITH THE TELECOMMUNICATIONS INDUSTRY

     The Company's future success, financial condition, results of operations and cash flows will depend to a significant degree upon purchasing decisions by existing and new telecommunications providers and other prospective customers of the Company within the telecommunications industry. The purchasing decisions by telecommunications providers and other telecommunications companies with respect to services provided by the Company may be affected by a number of factors, including without limitation, the regulatory environment within the telecommunications industry, the public's demand for Internet access and other interactive multimedia services, the preference toward outsourcing telecommunications infrastructure services and their ability to raise the capital necessary to develop telecommunications networks. Although the regulatory environment within the telecommunications industry does not affect the Company directly, the effects of such regulation on the Company's customers may, in turn, adversely impact the Company's business and results of operations. For example, although the Telecommunications Act of 1996 (the "Telecom Act") lifted certain restrictions on telecommunications providers' ability to provide enhanced telecommunications services, which would appear to be favorable, the rules to implement the new statutory provisions of the Telecom Act are still being considered by the Federal Communications Commission and other regulatory agencies and it is uncertain at this time how the regulatory environment will affect telecommunications providers' demand for the Company's services. The demand for the Company's services could also be adversely affected to the extent that the public's demand for Internet access and other interactive multimedia services is less than currently anticipated. Additionally, the demand for the Company's services is affected by the extent to which telecommunications providers and other organizations determine to outsource their telecommunications infrastructure services needs. To the extent that the current trend favoring outsourcing of such services is reversed or reduced, the Company's business, financial condition, results of operations and cash flows may be materially adversely affected.

RISKS ASSOCIATED WITH TECHNOLOGICAL CHANGE; YEAR 2000 TECHNOLOGY RISKS

     The telecommunications industry is subject to rapid changes in technology. Wireline systems used for transmission of video, voice and data face potential displacement by various technologies, including wireless technologies. In addition, the demand for the Company's services could be adversely affected in the event that alternative technologies are developed and implemented that enable telecommunications providers or other organizations to provide enhanced telecommunications services without significantly upgrading their networks.

     The Company has reviewed its computer systems to identify those areas that could be adversely affected by Year 2000 software failures. The Company has converted approximately 85% of its information systems to be Year 2000 compliant. The Company has incurred approximately $1.0 million through July 31, 1998 and approximately $0.5 million will be incurred in fiscal 1999 to complete the information system conversions. Although the Company expects that any additional expenditures that may be required in connection with the Year 2000 conversions will not be material, there can be no assurance in this regard. The Company believes that certain of its customers, particularly local exchange and long distance carriers and cable multiple system operators, may be impacted by the Year 2000 problem, which could in turn affect the Company. Currently the Company cannot predict the effect of the Year 2000 problem on entities with which it transacts business and there can be no assurance it will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

RISKS ASSOCIATED WITH SELF-INSURANCE

     The Company is primarily self-insured, up to certain limits, for automobile, general liability, workers' compensation and employee group health claims. A liability for unpaid claims and associated expenses, including incurred but not reported losses, is actuarially determined and reflected in the Company's consolidated balance sheet as an accrued liability. The determination of such claims and expenses and the extent of the accrued liability are continually reviewed and updated. If the Company were to experience numerous claims in significant amounts for which it is self-insured, or if significant increases in insurance costs occur which are not able to be offset by increases in contract revenues earned, the Company's results of operations, financial condition and cash flows could be materially adversely affected. See
"Business -- Safety and Risk Management."

DEPENDENCE ON KEY PERSONNEL

     The Company is highly dependent upon the continued services and experience of its senior management team, including Thomas R. Pledger, the Company's Chairman and Chief Executive Officer, Steven E. Nielsen, the Company's President and Chief Operating Officer, and one or more managers of key operating subsidiaries. The loss of the services of these individuals or other members of the Company's senior management could have a material adverse effect on the business, financial condition, results of operations and cash flows of the Company. See "Management."

VOLATILITY OF STOCK PRICE

     The market price of the shares of Common Stock has been, and may continue to be, highly volatile. Numerous factors, such as announcements of fluctuations in the Company's or competitors' operating results, market conditions for telecommunications or telecommunications services company stocks in general, changes in recommendations or earnings estimates by securities analysts, announcements of new contracts or customers by the Company or its competitors, the timing and announcement of acquisitions by the Company or its competitors and government regulatory action, could have a significant effect on the market price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 16,282,366 shares of Common Stock, plus 514,244 shares of Common Stock reserved for issuance upon exercise of outstanding options, including 96,021 options which are currently exercisable. Substantially all of the shares of Common Stock to be outstanding after completion of the Offering will be either freely salable or salable subject to certain volume and manner of sale restrictions pursuant to Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"). The Company and its directors, executive officers and the Selling Stockholders, who will beneficially own in the aggregate 2,399,550 shares of Common Stock, 14.7% of the shares outstanding after the Offering, have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the closing of the Offering without the prior written consent of NationsBanc Montgomery Securities LLC.

     In connection with the acquisitions of CCG, CCI and ITI, the Company issued an aggregate of 3,853,242 shares of Common Stock to the stockholders of CCG, CCI and ITI (the "Registrable Stock"). As of August 24, 1998, 2,180,607 of these shares were still available for future sale by the holders. Holders who received Registrable Stock hold their shares subject to the limitations of Rule 144. The holders of Registrable Stock have been granted certain registration rights by the Company pursuant to which such holders have the right to demand that the Company file a registration statement relating to the registration under the Securities Act of each requesting holder's Registrable Stock, subject to certain limitations. In addition, if the Company registers its Common Stock for its own account or the account of its stockholders, holders that were issued Registrable Stock in connection with the CCI Acquisition and the ITI Acquisition will have the right to have their shares included in such registration, subject to certain limitations. Former stockholders of CCG, CCI and ITI are offering 1,199,463 shares of Registrable Stock in the Offering. See "Principal and Selling Stockholders."

     Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the Offering or other stockholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

ANTI-TAKEOVER PROVISIONS

     The Company's Articles of Incorporation (the "Articles") and By-Laws (the "By-Laws") contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction. The Articles permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to 1,000,000 shares of Preferred Stock without stockholder approval. The Articles also provide for the staggered election of directors to serve for successive three-year terms. The Company has also adopted a Shareholder Rights Plan and executed certain change of control agreements with key officers which may make it more difficult to effect a change in control of the Company and replace incumbent management. In addition, the Company is subject to certain anti-takeover provisions of the Florida Business Corporation Act. The provisions of the Company's Articles and By-Laws, the existence of the Shareholder Rights Plan and the change of control agreements and the application of the anti-takeover provisions of the Florida Business Corporation Act could have the effect of discouraging, delaying or preventing a change of control of the Company not approved by the Board of Directors, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock--Anti-takeover Provisions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company, based on an assumed public offering price of $32.00 per share, after deducting the underwriting discount and estimated expenses of the Offering payable by the Company, are estimated to be $45.2 million ($55.8 million if the Underwriters' over-allotment option from the Company is exercised in full). The Company will not receive any of the net proceeds of the sale of Common Stock by the Selling Stockholders.

     The Company intends to use the net proceeds of the Offering to fund the Company's growth strategy, including acquisitions, working capital and capital expenditures and for other general corporate purposes. In addition, a portion of the net proceeds of the Offering will be used to retire approximately $3.3 million of existing indebtedness of the Company, subject to reborrowing. The indebtedness to be repaid out of the net proceeds from the Offering bears interest at rates currently ranging between 7.53% and 7.81% per annum and has maturities to July 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 8 of the Notes to Consolidated Financial Statements for a further description of the Company's indebtedness.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the New York Stock Exchange under the symbol "DY." The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock as reported on the New York Stock Exchange.

                                                                HIGH      LOW
                                                                ----      ---
FISCAL YEAR ENDED JULY 31, 1997
  First Quarter.............................................    $14 3/8   $11 1/2
  Second Quarter............................................     12 1/4     9 1/4
  Third Quarter.............................................     12 1/4    10
  Fourth Quarter............................................     18 1/8     9 7/8
FISCAL YEAR ENDED JULY 31, 1998
  First Quarter.............................................     27 7/16   16 9/16
  Second Quarter............................................     26 7/16   19 3/16
  Third Quarter.............................................     29        23
  Fourth Quarter............................................     37 1/8    25 1/4
FISCAL YEAR ENDING JULY 31, 1999
  First Quarter (through September 3, 1998).................     35 3/16   27 5/8

     On September 3, 1998, the closing sale price of the Common Stock as reported on the New York Stock Exchange was $32.00 per share. The number of stockholders of record on August 24, 1998 was 618.

     The Company currently intends to retain future earnings, and since 1982, no cash dividends have been paid by the Company. The Board of Directors will determine any future change in dividend policies based on financial conditions, profitability, cash flow, capital requirements, and business outlook, as well as other factors relevant at the time. The Company's credit facilities expressly limit the payment of cash dividends to fifty percent of each fiscal year's after-tax profits. The credit facilities' restrictions regarding the Company's debt to net worth, quick and current ratios also affect the Company's ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of July 31, 1998 and as adjusted to give effect to (i) the Offering (based on an assumed public offering price of $32.00 per share) and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" and (ii) the exercise of stock options to purchase an aggregate of 56,500 shares of Common Stock by a Selling Stockholder immediately prior to the consummation of the Offering and the receipt by the Company of the aggregate exercise price of $780,250 from such Selling Stockholder. The information set forth in the table below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                     JULY 31, 1998
                                                              ---------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                              ------------   ------------
Long-term debt, including current portion(1)................  $ 18,135,772   $ 14,796,554
                                                              ------------   ------------
Stockholders' equity:
  Preferred Stock, $1.00 par value, 1,000,000 shares
     authorized; no shares
     issued and outstanding.................................            --             --
  Common Stock, $0.33  1/3 par value; 50,000,000 shares
     authorized; 14,722,731 shares issued and outstanding,
     actual; 16,279,231 shares issued and outstanding, as
     adjusted(2)............................................     4,907,577      5,426,410
  Additional paid-in capital................................    62,496,252    107,957,669
  Retained earnings.........................................    30,975,119     30,975,119
                                                              ------------   ------------
          Total stockholders' equity........................    98,378,948    144,359,198
                                                              ------------   ------------
          Total capitalization..............................  $116,514,720   $159,155,752
                                                              ============   ============

---------------

(1) Includes current maturities of long-term debt of $4,727,782. For information concerning the Company's long-term debt, see Note 8 of the Notes to Consolidated Financial Statements.

(2) Excludes 514,244 shares of Common Stock reserved for issuance under the Company's 1991 Incentive Stock Option Plan, under which options to purchase 514,244 shares of Common Stock have been granted, 96,021 of which were currently exercisable, and 24,000 shares of Common Stock reserved for issuance under agreements with the non-employee members of the Board of Directors. Includes 56,500 shares of Common Stock to be issued by the Company upon the exercise of stock options by a Selling Stockholder immediately prior to the consummation of the Offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial information of the Company. The summary consolidated financial data as of July 31, 1997 and 1998 and for each of the three years in the period ended July 31, 1998 are derived from consolidated financial statements included elsewhere in this Prospectus that have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included elsewhere in this Prospectus. The summary consolidated balance sheet data as of July 31, 1996 has also been derived from audited financial statements. The financial statements of CCG (consolidated with those of the Company and not presented herein) have been audited by Nowalk & Associates, independent auditors, as stated in their reports, which are included herein and incorporated by reference herein. The Consolidated Financial Statements and all financial and operating data derived therefrom have been combined for all periods presented to include the financial condition and results of operations of CCG, CCI and ITI. The following data should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                          YEAR ENDED JULY 31,
                                                            ------------------------------------------------
                                                                 1996             1997             1998
                                                            --------------   --------------   --------------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues:
  Contract revenues earned................................  $     245,937    $     311,238    $     368,714
  Other, net..............................................          1,358            1,181            2,649
                                                            -------------    -------------    -------------
         Total revenues...................................        247,295          312,419          371,363
                                                            -------------    -------------    -------------
Expenses:
  Cost of earned revenues, excluding depreciation.........        198,438          246,026          285,038
  General and administrative..............................         24,368           30,809           36,747
  Depreciation and amortization...........................         10,434           11,814           13,497
                                                            -------------    -------------    -------------
         Total expenses...................................        233,240          288,649          335,282
                                                            -------------    -------------    -------------
Income before income taxes................................         14,055           23,770           36,081
Provision for income taxes(3).............................          4,133            7,956           13,045
                                                            -------------    -------------    -------------
Net income................................................  $       9,922    $      15,814    $      23,036
                                                            =============    =============    =============
Earnings per common share:(1)
  Basic...................................................  $        0.80    $        1.26    $        1.63
                                                            =============    =============    =============
  Diluted.................................................  $        0.78    $        1.24    $        1.61
                                                            =============    =============    =============
PRO FORMA FINANCIAL DATA:
Income before income taxes................................  $      14,055    $      23,770    $      36,081
Pro forma provision for income taxes(2)(3)................          4,860            9,841           14,420
                                                            -------------    -------------    -------------
Pro forma net income(2)...................................  $       9,195    $      13,929    $      21,661
                                                            =============    =============    =============
Pro forma earnings per common share:(1)
  Basic...................................................  $        0.74    $        1.11    $        1.53
                                                            =============    =============    =============
  Diluted.................................................  $        0.73    $        1.09    $        1.51
                                                            =============    =============    =============
Shares used in computing earnings per common share and pro
  forma earnings per common share:(1)
  Basic...................................................     12,416,376       12,575,991       14,114,683
  Diluted.................................................     12,659,819       12,748,689       14,321,756
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................................  $       3,060    $       5,276    $      35,927
Working capital...........................................         12,360           20,903           81,211
Total assets..............................................         82,483          112,512          166,318
Long-term debt, including current portion.................         24,507           31,308           18,136
Total stockholders' equity................................         27,785           42,427           98,379

(footnotes appear on the following page)

---------------

(1) Earnings per common share-basic is calculated by dividing the net income applicable to common shares by the weighted average shares outstanding during the period. Earnings per common share-diluted includes the dilutive effect of common stock options.

(2) The provision for income taxes and net income have been adjusted to reflect a pro forma tax provision for pooled companies which were previously "S Corporations." See Note 1 of the Notes to Consolidated Financial Statements.

(3) The results of operations for fiscal 1996, 1997 and 1998 include a $1.1 million, $0.3 million and $0.4 million reduction in the deferred tax valuation allowance, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Dycom derives most of its contract revenues earned from engineering, construction and maintenance services to the telecommunications industry. Additionally, the Company provides similar services related to the installation of integrated voice, data and video, local and wide area networks within office buildings and similar structures and also performs underground utility locating and electric utility contracting services. The Company currently performs work for more than 25 local exchange carriers, cable television multiple system operators, long distance carriers, competitive access providers, and electric utilities throughout the United States. The Company expects that future growth in contract revenues earned will be generated from (i) increasing the volume of services to existing customers; (ii) expanding the scope of services to existing customers; (iii) broadening its customer base; and (iv) geographically expanding its service area. Growth is expected to result from internal sources as well as through acquisitions. Other revenues include interest income and gain on sale of surplus equipment.

     In July 1997, Dycom completed the CCG Acquisition and in April 1998, Dycom completed the CCI Acquisition and the ITI Acquisition. See Note 3 of the Notes to the Consolidated Financial Statements. Each of these transactions was accounted for as a pooling of interests. Dycom's financial statements and all financial and operating data derived therefrom have been combined for all periods presented herein to include the financial condition and results of operations of CCG, CCI and ITI. CCG and CCI provide construction services to cable television multiple system operators, and ITI provides construction and engineering services to local and long distance telephone companies.

     Dycom provides services to its customers pursuant to multi-year master service agreements and long- and short-term contracts for particular projects. Under master service agreements, Dycom agrees to provide, for a period of several years, all specified service requirements to its customer within a given geographical territory. Under the terms of such agreements, the customer can typically terminate the agreement with 90 days prior written notice. The customer, with certain exceptions, agrees to purchase such requirements from Dycom. Materials to be used in these jobs are generally provided by the customer. Master service agreements generally provide that Dycom will furnish a specified unit of service for a specified unit price (e.g., fiber optic cable will be installed underground for a specified rate of dollars per foot). The Company recognizes revenue under master service agreements as the related work is performed. Dycom is currently a party to 32 master service agreements, which may be either bid or negotiated. Master service agreements are typically bid initially and may be extended by negotiation. The remainder of Dycom's services are provided pursuant to contracts for particular jobs. Long-term contracts relating to specific projects have terms in excess of one year from the contract date. Short-term contracts are generally from three to four months in duration from the contract date, depending upon the size of the project. Contract revenues from multi-year master service agreements and other long-term agreements represented 72% of total contract revenues in fiscal 1998, of which contract revenues from multi-year master service agreements represented 49% of total contract revenues.

     Cost of earned revenues includes all direct costs of providing services under the Company's contracts, other than depreciation on fixed assets owned by the Company or utilized by the Company under capital leases, which are included in depreciation and amortization expense. Cost of earned revenues includes all costs of construction personnel, subcontractor costs, all costs associated with operation of equipment, excluding depreciation, materials not supplied by the customer and insurance. Because the Company is primarily self-insured for automobile, general liability, workers' compensation, and employee group health claims, a change in experience or actuarial assumptions that did not affect the rate of claims payments could nonetheless materially adversely affect results of operations in a particular period. General and administrative costs include all costs of holding company and subsidiary management personnel, rent, utilities, travel and centralized costs such as insurance administration, interest on debt, professional costs and certain clerical and administrative overhead. The Company's management personnel, including subsidiary management, undertake all sales and marketing functions as part of their management responsibilities, and, accordingly, the Company does not incur material selling expenses.

     Dycom, founded in 1969, witnessed significant growth during the 1980's as the result of increasing competitive growth in the long distance telephone market and the needs of the long distance carriers to replace their copper cabling with fiber optic cable. Through 1990, Dycom acquired nine operating subsidiaries. As long distance carriers completed most of their long haul lines in the late 1980's, the Company shifted its focus to the local exchange carrier market. During the early 1990's, Dycom's results of operations were materially adversely affected by a number of internal developments, including (i) adjustments taken to insurance reserves in fiscal 1991, (ii) write-offs of intangible assets, including goodwill, of $24.3 million and $1.4 million in fiscal 1993 and fiscal 1994, respectively, incurred in connection with four acquisitions, which contributed to substantial net losses in those years, and
(iii) significant costs and distraction of management attention associated with a range of litigation and a governmental investigation, including shareholder litigation and protracted litigation with a former officer involved in a takeover effort. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Selected Financial Data for the five years ended July 31, 1998 in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1998 incorporated by reference herein. All of these matters were concluded in or before fiscal 1995. Management of the Company does not believe that any of the events or circumstances it faced in the early 1990's are indicative of the manner in which the Company currently operates or the Company's future prospects.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of contract revenues earned, certain items in the Company's statement of operations for the periods indicated:

                                                                YEAR ENDED JULY 31,
                                                              -----------------------
                                                              1996     1997     1998
                                                              -----    -----    -----
Revenues:
  Contract revenues earned................................    100.0%   100.0%   100.0%
  Other, net..............................................      0.6      0.4      0.7
                                                              -----    -----    -----
          Total revenues..................................    100.6    100.4    100.7
Expenses:
  Cost of earned revenues, excluding depreciation.........     80.7     79.0     77.3
  General and administrative..............................      9.9      9.9     10.0
  Depreciation and amortization...........................      4.3      3.8      3.6
                                                              -----    -----    -----
          Total expenses..................................     94.9     92.7     90.9
                                                              -----    -----    -----
Income before income taxes................................      5.7      7.7      9.8
Provision for income taxes................................      1.7      2.6      3.6
                                                              -----    -----    -----
Net income................................................      4.0      5.1      6.2
Pro forma adjustment to income tax provision..............      0.3      0.6      0.3
                                                              -----    -----    -----
Pro forma net income......................................      3.7%     4.5%     5.9%
                                                              =====    =====    =====

YEAR ENDED JULY 31, 1998 COMPARED TO YEAR ENDED JULY 31, 1997

     Revenues. Contract revenues increased $57.5 million, or 18.5%, to $368.7 million in fiscal 1998 from $311.2 million in fiscal 1997. Of this increase, $51.8 million was attributable to the telecommunications services group, $2.8 million was attributable to the electric construction and maintenance services group and $2.9 million was attributable to the underground utility locating services group, reflecting an increased overall market demand for the Company's services. During fiscal 1998, the Company recognized $330.6 million of contract revenues from the telecommunications services group as compared to $278.8 million in fiscal 1997. The increase in the Company's telecommunications services group contract revenues reflects an increased volume of projects and activity in fiscal 1998 associated with cable television services, which increased by $36.9 million to $153.5 million in fiscal 1998 from $116.6 million in fiscal 1997. Contract revenues in the telecommunications services group also increased for services performed in the design and installation of broadband networks, telephone engineering services, telephony splicing services, premise wiring services, and revenues from services performed under master service agreements. The Company recognized contract revenues of $20.2 million from the electric construction and maintenance services group in fiscal 1998 as compared to $17.4 million in fiscal 1997, an increase of 16.1%. The Company recognized contract revenues of $17.9 million from underground utility locating services in fiscal 1998 as compared to $15.0 million in fiscal 1997, an increase of 19.3%.

     Contract revenues from multi-year master service agreements and other long-term agreements represented 72% of total contract revenues in fiscal 1998 as compared to 68% in fiscal 1997, of which contract revenues from multi-year master service agreements represented 49% of total contract revenues in fiscal 1998 as compared to 51% in fiscal 1997.

     Cost of Earned Revenues. Cost of earned revenues increased $39.0 million to $285.0 million in fiscal 1998 from $246.0 million in fiscal 1997, but decreased as a percentage of contract revenues to 77.3% from 79.0%. Direct materials, equipment costs, and other direct costs declined slightly as a percentage of contract revenues as a result of improved productivity and the utilization of more modern equipment.

     General and Administrative Expenses. General and administrative expenses increased $5.9 million to $36.7 million in fiscal 1998 from $30.8 million in fiscal 1997, and increased slightly as a percentage of contract revenues to 10.0% from 9.9%. The increase in general and administrative expenses was primarily attributable to a $2.4 million increase in administrative salaries, bonuses, employee benefits and payroll taxes and an increase of $1.2 million in the provision for doubtful accounts. Acquisition and merger related expenses charged to general and administrative expenses were $0.6 million and $0.4 million in fiscal 1998 and 1997, respectively.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.7 million to $13.5 million in fiscal 1998 from $11.8 million in fiscal 1997, but decreased as a percentage of contract revenues to 3.6% from 3.8%. The increase in amount reflects the depreciation of additional capital expenditures incurred in the ordinary course of business.

     Income Taxes. The provision for income taxes was $13.0 million in fiscal 1998 as compared to $8.0 million in fiscal 1997. The provision for income taxes for 1998 reflects a reduction of $0.4 million in a valuation allowance relative to certain deferred tax assets. The Company's effective tax rate was 36.2% in fiscal 1998 as compared to 33.5% in fiscal 1997. The effective tax rate differs from the statutory tax rate due to state income taxes, income of Subchapter S Corporations (CCI and ITI) being taxed to their stockholders, the amortization of intangible assets that do not provide a tax benefit, other non-deductible expenses for tax purposes and the reduction in a valuation allowance relative to certain deferred tax assets. As of the date of the merger, CCI and ITI recognized a combined deferred tax liability of $0.6 million which was included in the results of operations for the quarter ended April 30, 1998.

     The pro forma provision for income taxes was $14.4 million in fiscal 1998 as compared to $9.8 million in fiscal 1997. The pro forma effective tax rate was 40.0% in fiscal 1998 and 41.4% in fiscal 1997.

     Net Income. Net income increased to $23.0 million in fiscal 1998 from $15.8 million in fiscal 1997, a 45.7% increase. Pro forma net income increased to $21.7 million in fiscal 1998 from $13.9 million in fiscal 1997, a 55.5% increase.

YEAR ENDED JULY 31, 1997 COMPARED TO YEAR ENDED JULY 31, 1996

     Revenues. Contract revenues increased $65.3 million, or 26.6%, to $311.2 million in fiscal 1997 from $245.9 million in fiscal 1996. Of this increase, $57.3 million was attributable to the telecommunications services group, $6.7 million was attributable to the electric construction and maintenance services group and $1.3 million was attributable to the underground utility locating services group, reflecting an increased overall market demand for the Company's services. During fiscal 1997, the Company recognized $278.8 million of contract revenues from the telecommunications services group as compared to $221.5 million in fiscal 1996. The increase in the Company's telecommunications services group contract revenues reflects an increased volume of projects and activity in fiscal 1997 associated with cable television services, which increased by

$32.4 million to $116.6 million in fiscal 1997 from $84.2 million in fiscal 1996, the design and installation of broadband networks, telephone engineering services and premise wiring services, partially offset by a slight decline in contract revenues from services performed under master service agreements. The Company recognized contract revenues of $17.4 million from electric construction and maintenance services in fiscal 1997 as compared to $10.7 million in fiscal 1996, an increase of 62.6%. The Company recognized contract revenues of $15.0 million from underground utility locating services in fiscal 1997 as compared to $13.7 million in fiscal 1996, an increase of 9.5%.

     Contract revenues from multi-year master service agreements and other long-term agreements represented 68% of total contract revenues in fiscal 1997 as compared to 77% in fiscal 1996, of which contract revenues from master service agreements represented 51% of total contract revenues in fiscal 1997 as compared to 56% in fiscal 1996.

     Cost of Earned Revenues. Cost of earned revenues increased $47.6 million to $246.0 million in fiscal 1997 from $198.4 million in fiscal 1996, but decreased as a percentage of contract revenues to 79.0% from 80.7%. Direct labor, equipment and materials costs declined slightly as a percentage of contract revenues as a result of improved productivity in the labor force and the utilization of more modern equipment. Additionally, insurance costs declined by approximately $1.6 million as a result of fewer claims arising in fiscal 1997.

     General and Administrative Expenses. General and administrative expenses increased $6.4 million to $30.8 million in fiscal 1997 from $24.4 million in fiscal 1996 and remained unchanged at 9.9% of contract revenues. The increase in general and administrative expenses was primarily attributable to a $4.1 million increase in administrative salaries, bonuses, employee benefits and payroll taxes and a $0.4 million increase in the provision for doubtful accounts. The Company also incurred professional and related expenses associated with the acquisition of CCG of $0.4 million in fiscal 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.4 million to $11.8 million in fiscal 1997 from $10.4 million in fiscal 1996, but decreased as a percentage of contract revenues to 3.8% from 4.3%. The increase in amount reflects the depreciation of additional capital expenditures incurred in the ordinary course of business.

     Income Taxes. The provision for income taxes was $8.0 million in fiscal 1997 as compared to $4.1 million in fiscal 1996. The provision for income taxes for 1996 reflects a reduction of $1.1 million in a valuation allowance relative to certain deferred tax assets. The Company's effective tax rate was 33.5% in fiscal 1997 as compared to 29.4% in fiscal 1996. The effective tax rate differs from the statutory tax rate due to state income taxes, income of Subchapter S Corporations (CCI and ITI) being taxed to their stockholders, the amortization of intangible assets that do not provide a tax benefit, other non-deductible expenses for tax purposes and the reduction in a valuation allowance relative to certain deferred tax assets.

     The pro forma provision for income taxes was $9.8 million in fiscal 1997 as compared to $4.9 million in fiscal 1996. The pro forma effective tax rate was 41.4% in fiscal 1997 and 34.6% in fiscal 1996.

     Net Income. Net income increased to $15.8 million in fiscal 1997 from $9.9 million in fiscal 1996, a 59.4% increase. Pro forma net income increased to $13.9 million in fiscal 1997 from $9.2 million in fiscal 1996, a 51.5% increase.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth historical financial data for the fiscal quarters of 1997 and 1998. This quarterly information is unaudited, but has been prepared on a basis consistent with the Company's audited financial statements presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                                          QUARTER ENDED
                                      -------------------------------------------------------------------------------------
                                                  FISCAL YEAR 1997                            FISCAL YEAR 1998
                                      -----------------------------------------   -----------------------------------------
                                      OCT. 31,   JAN. 31,   APR. 30,   JULY 31,   OCT. 31,   JAN. 31,   APR. 30,   JULY 31,
                                        1996       1997       1997       1997       1997       1998       1998       1998
                                      --------   --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Contract revenues earned..........   $72.1      $71.4      $80.5      $87.2      $91.1      $80.7      $95.9      $101.0
  Other, net........................     0.1        0.4        0.3        0.4        0.3        0.8        1.0         0.6
                                       -----      -----      -----      -----      -----      -----      -----      ------
        Total revenues..............   $72.2      $71.8      $80.8      $87.6      $91.4      $81.5      $96.9      $101.6
                                       =====      =====      =====      =====      =====      =====      =====      ======
Expenses:
  Cost of earned revenues, excluding
    depreciation....................    57.7       58.0       63.4       66.9       71.3       63.6       73.7        76.4
  General and administrative........     6.6        7.0        8.4        8.8        8.6        7.4       10.8        10.0
  Depreciation and amortization.....     2.8        2.8        2.9        3.3        3.1        3.2        3.6         3.6
                                       -----      -----      -----      -----      -----      -----      -----      ------
        Total expenses..............    67.1       67.8       74.7       79.0       83.0       74.2       88.1        90.0
                                       -----      -----      -----      -----      -----      -----      -----      ------
Income before income taxes..........     5.1        4.0        6.1        8.6        8.4        7.3        8.8        11.6
Provision for income taxes..........     1.7        1.4        1.9        3.0        2.7        2.4        3.5         4.5
                                       -----      -----      -----      -----      -----      -----      -----      ------
Net income..........................   $ 3.4      $ 2.6      $ 4.2      $ 5.6      $ 5.7      $ 4.9      $ 5.3      $  7.1
                                       =====      =====      =====      =====      =====      =====      =====      ======
Earnings per common share:
  Basic.............................   $0.27      $0.20      $0.33      $0.45      $0.45      $0.34      $0.36      $ 0.48
                                       =====      =====      =====      =====      =====      =====      =====      ======
  Diluted...........................   $0.27      $0.20      $0.33      $0.44      $0.45      $0.33      $0.36      $ 0.47
                                       =====      =====      =====      =====      =====      =====      =====      ======
Pro forma net income................   $ 2.9      $ 2.5      $ 3.6      $ 4.9      $ 4.8      $ 4.3      $ 5.4      $  7.1
                                       =====      =====      =====      =====      =====      =====      =====      ======
Pro forma earnings per common share:
  Basic.............................   $0.23      $0.20      $0.29      $0.39      $0.38      $0.30      $0.37      $ 0.48
                                       =====      =====      =====      =====      =====      =====      =====      ======
  Diluted...........................  0$.23..     $0.20      $0.28      $0.38      $0.37      $0.30      $0.36      $ 0.47
                                       =====      =====      =====      =====      =====      =====      =====      ======
AS A PERCENTAGE OF CONTRACT
  REVENUES:
Contract revenues earned............   100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%      100.0%
Expenses:
  Cost of earned revenues, excluding
    depreciation....................    79.8       80.9       78.5       76.4       78.0       78.1       76.0        75.2
  General and administrative........     9.2        9.7       10.4       10.0        9.4        9.0       11.2         9.8
  Depreciation and amortization.....     3.9        3.9        3.6        3.7        3.4        3.9        3.7         3.5
                                       -----      -----      -----      -----      -----      -----      -----      ------
        Total expenses..............    92.9       94.5       92.5       90.1       90.8       91.0       90.9        88.5
Income before income taxes..........     7.1        5.5        7.5        9.9        9.2        9.0        9.1        11.5
Provision for income taxes..........     2.4        2.0        2.3        3.4        2.9        2.9        3.6         4.5
                                       -----      -----      -----      -----      -----      -----      -----      ------
Net income..........................     4.7%       3.5%       5.2%       6.5%       6.3%       6.1%       5.5%        7.0%
                                       =====      =====      =====      =====      =====      =====      =====      ======
Pro forma net income................     4.0%       3.5%       4.5%       5.6%       5.3%       5.3%       5.6%        7.0%
                                       =====      =====      =====      =====      =====      =====      =====      ======

     The Company has historically experienced variability in revenues, income before income taxes and net income on a quarterly basis. A significant amount of this variability is due to the fact that the Company's business is subject to seasonal fluctuations, with activity in its second and occasionally third fiscal quarters (the quarters ended January 31 and April 30 in a given fiscal year) being adversely affected by weather. In addition, budgetary spending patterns of significant customers, which often run on a calendar year basis, have resulted in greater volatility of second fiscal quarter results. The Company has witnessed increased sales of engineering services in recent years, and an increase in the level of such services may offset the effect of these seasonal factors, although no assurance can be given.

     The Company has experienced and expects to continue to experience quarterly fluctuations in revenues, income before income taxes and net income as a result of other factors, including the timing and volume of customers' construction and maintenance projects, the commencement, renewal or termination of master service agreements, safety performance and the timing of additional costs to support growth by acquisition or otherwise.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's needs for capital are attributable primarily to its needs for equipment to support its contractual commitments to customers and its needs for working capital sufficient for general corporate purposes. Capital expenditures have been financed by operating and capital leases, bank borrowings and internal cash flows. To the extent that the Company seeks to grow by acquisitions that involve consideration other than Company stock, the Company's capital requirements may increase, although the Company is not currently subject to any commitments or obligations with respect to any acquisitions. The Company's sources of cash have historically been from operating activities, bank borrowings and from proceeds arising from the sale of idle and surplus equipment and real property.

     For fiscal 1998, net cash provided by operating activities was $30.6 million compared to $12.8 million for fiscal 1997 and $19.5 million for fiscal 1996. The increase in fiscal 1998 was due primarily to an increase in net income and other non-cash expenses. The increase was also attributable to funds advanced by a customer for materials and start-up expenses related to certain long-term construction contracts. The amounts advanced at July 31, 1998 were $9.4 million.

     For fiscal 1998, net cash used in investing activities for capital expenditures was $21.5 million, compared to $16.1 million in fiscal 1997 and $13.5 million in fiscal 1996. For fiscal 1998 and fiscal 1997, these capital expenditures were for the normal replacement of equipment and the buy out of certain operating leases on terms favorable to the Company. For fiscal 1996, these capital expenditures were for normal equipment replacement and for additional equipment purchases made by the underground utility locating group to service new geographic areas. In addition to equipment purchases, the Company obtained approximately $2.2 million of equipment in fiscal 1998, $3.3 million of equipment in fiscal 1997, and $3.0 million of equipment in fiscal 1996 under noncancellable operating leases.

     On April 29, 1998, the Company signed an $85.0 million amended credit agreement arranged by a group of banks led by Dresdner Bank Lateinamerika AG. The amended credit agreement provides for (i) a $30.0 million revolving working capital facility; (ii) a $15.0 million standby letter of credit facility; (iii) a $15.0 million five-year term loan; and (iv) a $25.0 million revolving equipment acquisition and small business purchase facility. The amended credit agreement increased the level of available financing by $50.0 million over the limits set in the Company's previous credit facility. The Company sought this increased borrowing to facilitate its ability to meet its working capital needs in order to sustain its current level of internal growth.

     The amended credit agreement requires the Company to maintain certain financial covenants and conditions, such as a debt-to-net worth ratio of not more than 2.25:1, a current ratio of not less than 1.4:1, a quick ratio of not less than 0.75:1, and net profit levels of at least $6.0 million in the first year and for each subsequent fiscal year, and also places restrictions on encumbrances of assets and creation of additional indebtedness. The amended credit agreement also limits the payment of cash dividends to 50% of each fiscal year's after-tax profits. At July 31, 1998, the Company was in compliance with all covenants and conditions under the amended credit agreement.

     The revolving working capital facility is available for a two-year period and bears interest, at the option of the Company, at the bank's prime interest rate minus 1.00% or LIBOR plus 1.50%. In October 1997, the Company borrowed $4.9 million under this facility to pay off a subsidiary's previously existing credit facility. On November 28, 1997, the Company repaid the outstanding balance of this facility with proceeds from the public offering of its Common Stock. As of July 31, 1998, there was no outstanding balance on this facility, resulting in an available borrowing capacity of $30.0 million.

     The term loan facility has a five-year maturity and bears interest at the bank's prime interest rate minus 0.50% (8.00% at July 31, 1998). Principal amounts due under the term loan are payable in quarterly installments of $750,000, plus accrued interest, through April 2003. In May 1998, the outstanding principal under the term loan was increased by $7.8 million in accordance with the terms of the amended bank credit agreement. The amount outstanding on the term loan facility was $14.3 million at July 31, 1998.

     The revolving equipment acquisition and small business purchase facility is available for a two-year period and bears interest, at the option of the Company, at the bank's prime interest rate minus 0.75% or LIBOR plus 1.75%. Advances against this facility are converted into term loans with maturities not to exceed 48 months. The outstanding principal on the equipment term loans is payable in monthly installments through February 2001. In October 1997, the Company borrowed $1.0 million to buy out existing operating leases and $1.7 million to refinance equipment under a subsidiary's previously existing credit facility. During fiscal 1998, the Company repaid $1.3 million of borrowings under this facility and as of July 31, 1998 had remaining available borrowing capacity of $21.7 million. At July 31, 1998, the interest rates on the outstanding equipment term loans were at the LIBOR option ranging from 7.53% to 7.81%.

     The standby letter of credit facility is available for a two-year period. At July 31, 1998, the Company had $11.6 million in outstanding standby letters of credit issued as security to the Company's insurance administrators as part of its self-insurance program, leaving $3.4 million of available borrowing capacity. The interest rate for all borrowings made pursuant to the facility will be the prime rate plus 1.00%.

     All obligations under the amended credit agreement are unconditionally guaranteed by the Company's subsidiaries and secured by security interests in certain property and assets of the Company and its subsidiaries.

     The Company's recently acquired subsidiaries, CCI and ITI, had credit facilities entered into prior to their acquisition by Dycom. CCI had a $5.2 million revolving credit facility for funding working capital and a $2.0 million term note incurred to purchase equipment. The interest rate on the revolving credit facility was at the bank's prime interest rate and the interest rate on the term loan was at 8.75%. ITI had a $2.0 million revolving credit facility for funding working capital and a $0.5 million multiple advance term facility for equipment acquisitions. The interest rates on the revolving credit facility and the multiple advance term facility were at the bank's prime interest rate. The obligations were secured by substantially all of CCI's and ITI's assets. The facilities contained restrictions, which among other things, required the maintenance of certain financial ratios and covenants and restricted the payment of cash dividends. During the fourth quarter of fiscal 1998, the Company paid off the outstanding balances of $8.1 million under these facilities with existing cash balances and subsequently terminated such facilities.

     The Company concluded the public offering of an aggregate of 3,105,000 shares of its Common Stock in November 1997, including 1,126,622 shares sold by certain stockholders of the Company, at a public offering price of $20.00 per share. The Company received aggregate net proceeds of $37.0 million, net of the underwriting discount and offering expenses payable by the Company. The Company invested the net proceeds, after paying off $9.1 million of its outstanding indebtedness, in various short-term instruments having a maturity of three months or less.

     The Company foresees its capital resources together with existing cash balances to be sufficient to meet its financial obligations, including the scheduled debt payments under the amended credit agreement and operating lease commitments, and to support the Company's normal replacement of equipment at its current level of business for at least the next twelve months. The Company's future operating results and cash flows may be affected by a number of factors including the Company's success in bidding on future contracts and the Company's continued ability to effectively manage controllable costs.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes the standards for related disclosures about products and services, geographic areas, and major customers. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for financial statements for periods beginning after December 15, 1997.

     In February 1998, the FASB issued SFAS No. 132 "Employees Disclosures About Pension and Other Postretirement Benefits" which revises certain disclosures about pension and other postretirement benefit plans. This statement does not change the measurement and recognition methods for pensions or postretirement benefits costs reported in financial statements. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for financial statements for periods beginning after December 15, 1999.

     Management is currently evaluating the requirements and related disclosures of SFAS No. 130, 131, 132, and 133.

YEAR 2000 COMPLIANCE

     The Company has reviewed its computer systems to identify those areas that could be adversely affected by Year 2000 software failures. The Company has converted approximately 85% of its information systems to be Year 2000 compliant. The Company has incurred approximately $1.0 million through July 31, 1998 and approximately $0.5 million will be incurred in fiscal 1999 to complete the information system conversions. Although the Company expects that any additional expenditures that may be required in connection with the Year 2000 conversions will not be material, there can be no assurance in this regard. The Company believes that certain of its customers, particularly local exchange and long distance carriers and cable multiple system operators, may be impacted by the Year 2000 problem, which could in turn affect the Company. Currently, the Company cannot predict the effect of the Year 2000 problem on entities with which it transacts business and there can be no assurance it will not have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. The Company will be formulating a contingency plan to address the possible effects of any of its customers experiencing Year 2000 problems.

                                    BUSINESS

OVERVIEW

     Dycom is a leading provider of engineering, construction and maintenance services to telecommunications providers throughout the United States. The Company's comprehensive range of telecommunications infrastructure services include the engineering, placement and maintenance of aerial, underground, and buried fiber-optic, coaxial and copper cable systems owned by local and long distance communications carriers, competitive local exchange carriers, and cable television multiple system operators. Additionally, the Company provides similar services related to the installation of integrated voice, data, and video local and wide area networks within office buildings and similar structures and also performs underground utility locating and electric utility contracting services. For the fiscal year ended July 31, 1998, telecommunications services contributed approximately 90% of the Company's total contract revenues, underground utility locating services and electric utility contracting services each contributed approximately 5%.

     Through its eleven wholly-owned and independently operated subsidiaries, Dycom has established relationships with many leading local exchange carriers, long distance providers, competitive access providers, cable television multiple system operators and electric utilities. Such key customers include BellSouth Telecommunications, Inc., Comcast Cable Communications, Inc., GTE Corporation, MediaOne, Inc., Sprint Corporation, Time Warner, Inc., U.S. West Communications, Inc. and Florida Power and Light Company. During fiscal 1998, approximately 72% of the Company's total contract revenues came from multi-year master service agreements and other long-term agreements with large telecommunications providers and electric utilities.

RECENT ACQUISITIONS

     In July 1997, Dycom acquired CCG, a Pennsylvania-based provider of construction services to cable television multiple system operators and in April 1998, the Company acquired CCI, a Georgia-based firm that provides construction services to cable television multiple system operators, and ITI, a Missouri-based firm that provides construction and engineering services to local and long distance telephone companies. Each of these acquisitions was accounted for as a pooling of interests. See Note 3 of the Notes to the Consolidated Financial Statements. These transactions have diversified Dycom's telephone company customer base to include a broader mix of work for cable television multiple system operators. The CCG Acquisition also created a greater geographic presence for Dycom in the Mid-Atlantic, Midwest and Northeast regions of the United States, while the CCI Acquisition and the ITI Acquisition have further expanded the Company's operations in the Midwest, Upper Midwest, Rocky Mountain and West Coast regions of the United States.

     In connection with the acquisitions of CCG, CCI and ITI, the Company entered into five year employment contracts with certain executive officers of each of the acquired companies. See "Management."

INDUSTRY OVERVIEW

     The telecommunications industry is undergoing rapid change. Deregulation, competitive deployment of networks and growth in consumer demand for enhanced telecommunications services create the need for the construction of additional telecommunications infrastructure for new and existing providers. As a result of this increased need for upgraded and expanded telecommunications infrastructure and the focus on reducing costs, telecommunications providers have been outsourcing and are expected to continue to outsource, telecommunications infrastructure engineering, construction and maintenance services.

     Deregulation. The Telecom Act, enacted on February 8, 1996, substantially revised the Federal Communications Act of 1934. It established a dual federal-state regulatory framework for eliminating certain barriers to competition faced by competitors of incumbent local exchange carriers. Among other things, it preempted state and local government control over access to the telecommunications market and opened such market to new entrants. The elimination of entry barriers will lead to increased construction of competing telecommunications networks as competitive telecommunications providers, existing as well as new, expand into new markets and offer services that once were reserved for incumbents. The competition generated by the Telecom Act is expected to continue to spur existing service providers to expand and improve their existing facilities.

     While the Telecom Act significantly removed barriers to competition, many state regulatory commissions have modified regulation of telecommunications providers. Historically, telecommunications providers were limited by state regulations to earning a predetermined return on capital investments. Since 1994, a significant majority of the states have repealed such regulations, substituting in their place regulations which limit the price telecommunications providers may charge consumers, while eliminating the caps on the profits they may earn. These new state regulatory frameworks eliminate profit guarantees for telecommunications providers, while offering the potential for enhanced profitability. The combined effect of increased competition and the prospects for greater profitability will lead new and existing telecommunications providers to become increasingly efficient in constructing and maintaining telecommunications infrastructure.

     Competitive Deployment of Networks. Telecommunications providers and cable television multiple system operators are actively expanding networks to provide their customers with a combined offering of voice, video and data communications services. Additionally, electric utilities are currently using fiber optic technology to develop and maintain demand monitoring systems. These systems can be used as a means of controlling the need to build additional generation capacity and also provide electric utilities opportunities to market excess communications capacity to telecommunications providers. Once built, these systems will require continuous maintenance and periodic upgrading. Such additional telecommunications infrastructure will also permit long distance carriers and content providers to connect customers without the need to pay exchange access fees to their competitors, local exchange carriers or cable companies.

     Growth in Consumer Demand. Increasing consumer demand is also spurring growth in the telecommunications industry. Not only has the amount of traditional telephone voice traffic increased, but the growth of personal computers and modems has created significant data traffic from a wide variety of sources. For example, businesses with multiple locations increasingly require geographically dispersed local area networks to be linked in sophisticated wide area networks handling large volumes of telecommunications traffic. In addition, the Internet has expanded beyond its traditional data transmission and file-sharing functions to offer e-mail, new data sources, commercial services, transaction processing, independent bulletin boards, the World Wide Web and voice transmission. To handle the growing volume of communications traffic and to provide faster and higher quality transmission, telecommunications providers will be required to upgrade and expand their telecommunications networks and related infrastructure.

     Consumer demand for services provided over fiber optic cable has resulted in a demand for broader bandwidth. Limited by the size of the cable or other facilities through which communications flow, bandwidth controls both the speed and breadth of voice, video and data communications. Because of the physical limitations of the existing network facilities, there is an immediate need to upgrade facilities with new and innovative technology, expanding and, in many cases, replacing existing telecommunications infrastructure to allow for increased bandwidth and the resultant faster and greater volume of communications flow.

     Even local governments are increasingly becoming directly involved in telecommunications network construction because of the perception that telecommunications infrastructure is essential to economic growth. Local governments spur increased demand for cable television construction services by imposing requirements for improved services as a precondition to renewal of franchises. Additionally, in some cases, local governments view the construction of such infrastructure as an appropriate governmental response to private enterprises' failure to act in a timely manner, and the cost of expanding and upgrading telecommunications infrastructure is appearing more frequently in governmental budgets.

     Increased Outsourcing. The need to upgrade and expand telecommunications infrastructure as a result of deregulation, competitive deployment of networks and the growth in consumer demand for enhanced telecommunications services have stimulated, and are expected to continue to stimulate, telecommunications providers to increase the current level of outsourcing to the telecommunications engineering, construction and maintenance services industry. The outsourcing trend has largely been driven by the efforts of telecommunications providers to reduce costs and to focus on their core competencies. Independent contractors, such as the Company, typically have lower cost structures than the telecommunications providers, primarily as a result of the independent contractors' lower direct and overhead cost structures. In addition, the Company believes that telecommunications providers are seeking comprehensive solutions to their infrastructure needs by utilizing fewer qualified contractors to provide a full range of telecommunications infrastructure services.

     Participant Consolidation. Historically, the telecommunications engineering, construction and maintenance services industry has been highly fragmented. Although industry annual revenues are estimated to be several billions of dollars, few of these companies are publicly traded. Most engineering, construction and maintenance service companies are small, privately-held companies with annual revenues of less than $100 million. While the industry has attracted some participation in the past from pipeline and power plant construction firms, to date these firms have not significantly impacted the industry.

     In response to the newly deregulated operating environment, the industry has experienced some increase in business combinations among the smaller private firms. The resulting combinations, for the most part, however, may be unable, due to resource constraints, to adequately meet the standards demanded by telecommunications providers seeking to outsource their telecommunications infrastructure services function. Going forward, service firms will need significant management expertise, technical capabilities and capital resources to provide the level of service necessary to gain significant market share. As a result, the Company believes that the industry will experience consolidation in the future and that strategic acquisition opportunities will continue to become available.

THE DYCOM SOLUTION

     Dycom provides a comprehensive solution to telecommunications providers operating throughout the United States who need to deploy large and complex telecommunications infrastructure quickly and with a high level of quality. The Company's ability to serve a wide and diverse geographic area and its demonstrated expertise in engineering and construction project management give Dycom a distinct competitive advantage in obtaining customer service contracts. As telecommunications providers begin to offer new and expanded services on a global basis, the time to market for these services is a critical factor in their success. Dycom is able to rapidly mobilize its capital equipment, financial assets and personnel resources to effectively respond to the increasing scale and time constraints of customer demands. In addition, Dycom has recently begun to offer its customers integrated engineering, procurement, construction and maintenance services on large-scale turnkey projects, which the Company believes distinguishes it from many of its competitors. Dycom has offered its telecommunications engineering, construction and maintenance services solution on a national basis to local and long distance communications carriers, competitive access providers, cable television multiple system operators and electric utilities since 1984.

BUSINESS STRATEGY

     Dycom's objective is to be a leading high quality and cost effective provider of engineering, construction and maintenance services to the telecommunications industry. To meet this objective, Dycom has identified the following key business strategies:

     Leverage Expertise and Leadership Position. Dycom believes that in this highly fragmented industry, its technical expertise and reputation should give it a competitive advantage in securing new business from its current customers, as well as from new customers. The Company believes that its reputation for quality and reliability, operating efficiency, financial and personnel resources, and technical expertise (e.g., ability to serve a wide geographic area and ability to provide customers with a comprehensive solution) provide it with a competitive advantage in bidding for and winning new contracts. The Company intends to pursue the larger, more technically complex telecommunications infrastructure projects where its technical expertise and reputation should have a greater impact. In addition, the Company believes that its ability to provide integrated engineering, procurement, construction and maintenance services on large-scale turnkey projects distinguishes it from many of its competitors.

     Effectively Utilize Decentralized Management. In order to enhance customer service, the Company maintains a focused, decentralized management structure. Dycom's holding company structure emphasizes the importance of local subsidiary-based management teams, which are granted significant operating flexibility in running their business. The Company believes that this decentralized operating structure enables management to make decisions and mobilize resources more quickly based on knowledge of the local markets and the specific needs of their customers. The Company complements the decentralized operating structure by sharing operating information among its subsidiaries.

     Reduce Operating Costs and Increase Productivity. Dycom believes that the cost savings in centralizing administrative tasks, such as insurance, asset management, and information technology through Dycom's holding company structure, combined with decentralized operating management, enables the Company to be a more cost-effective provider of telecommunications engineering, construction and maintenance services. As a service provider, the productivity of its own work force and the work of its subcontractors has the single largest impact on the Company's cost structure. High quality, decentralized management assists the Company in maintaining quality performance from its work force, as well as managing its costs. In order to respond to peak demands for its services and to control labor expenses, Dycom also redeploys manpower among its subsidiaries.

     Refine and Enhance Formal Estimating Process. The Company utilizes proprietary software to collect, maintain and statistically analyze extensive amounts of historical cost and pricing information. The Company's operating subsidiaries collect detailed cost and pricing information on a state by state, customer by customer and job by job basis. The Company uses this data and analysis as part of a formal estimating process when reviewing new business opportunities. Dycom believes that, as a result of this process, it is able to price jobs more accurately and more effectively allocate its resources. The Company will continually seek to enhance the effectiveness of its proprietary software system by expanding the amount of information that it gathers and improving the analysis of the data.

GROWTH STRATEGY

     As a result of the increased demand for telecommunications engineering, construction and maintenance services, greater emphasis on outsourcing of such services by telecommunications providers, and the fragmented nature of the industry, the Company believes there are significant opportunities to expand its business internally and through acquisitions.

     Internal Growth. Dycom is focused on generating internal growth by: (i) increasing the volume of services to existing customers; (ii) expanding the scope of services to existing customers; (iii) broadening its customer base; and
(iv) geographically expanding its service area. The Company is also seeking to reduce operating expenses and improve operating margins by centralizing costs such as insurance administration, asset management and information technology, thereby eliminating redundancies at the subsidiary level. Additionally, the competitive pressures of deregulation have prompted several existing customers to increase the outsourcing of noncore activities, which can provide opportunities for enhancing internal growth without necessarily requiring the Company to achieve market share gains.

     Growth Through Acquisitions. As part of its growth strategy, Dycom intends to capitalize on the current opportunity to make strategic acquisitions of engineering, construction and maintenance services companies serving the telecommunications industry throughout the United States. Dycom continually reviews and evaluates potential acquisition candidates and believes that as competition intensifies, smaller companies will seek to consolidate with companies such as Dycom. Dycom targets acquisitions that provide complementary services in existing Dycom markets or allow expansion into new geographic areas. For its acquisition targets, the Company's key criteria are profitability in excess of industry standards, stable and growing customer bases, proven operational and technical competence, and experienced management that fits within Dycom's decentralized operating structure. Further, the Company seeks the opportunity to realize cost savings through the elimination of redundant costs and economies of scale in certain items such as insurance, information technologies and administrative functions. Dycom believes that significant revenue and earnings growth are attainable through acquisitions; however, there can be no assurance that the Company will be able to acquire and integrate such businesses successfully or that such acquisitions will have a positive effect on the Company's operating results.

     The Company believes that a variety of attractive consolidation opportunities exist within the currently fragmented telecommunications engineering, construction and maintenance services industry and, while the

Company is not currently a party to any agreements, understandings or arrangements regarding any material acquisitions, the Company is currently evaluating a number of potential acquisition prospects. The Company believes that additional acquisition opportunities may be available to implement its acquisition strategy upon completion of this Offering. See "Use of Proceeds."

SERVICES

  Telecommunications Services

     Engineering. Dycom provides outside plant engineers and drafters to local exchange carriers and competitive access providers. The Company designs aerial, buried and underground fiber optic and copper cable systems from the telephone central office to the ultimate consumer's home or business. Engineering services for local exchange carriers include the design of service area concept boxes, terminals, buried and aerial drops, transmission and central office equipment design and the proper administration of feeder and distribution cable pairs. For competitive access providers, Dycom designs building entrance laterals, fiber rings and conduit systems. The Company obtains rights of way and permits in support of engineering activities, and provides construction management and inspection personnel in conjunction with engineering services or on a stand alone basis. For cable television multiple system operators, Dycom performs make ready studies, strand mapping, field walk out, computer-aided radio frequency design and drafting, and fiber cable routing and design.

     Construction and Maintenance. The services provided by the Company include the placing and splicing of cable, excavation of trenches in which to place the cable, placement of related structures such as poles, anchors, conduits, manholes, cabinets and closures, placement of drop lines from the main distribution lines to the customer's home or business, and maintenance and removal of these facilities. In addition, the Company installs and maintains transmission and central office equipment. The Company has the capacity to directionally bore the placement of cables, a highly specialized and increasingly necessary method of placing buried cable networks in congested urban and suburban markets where trenching is highly impractical.

     Premise Wiring. The Company also provides premise wiring services to a variety of large corporations and certain governmental agencies. These services, unlike the engineering, construction and maintenance services provided under various master service agreements and to cable television multiple system operators, are limited to the installation, repair and maintenance of telecommunications infrastructure within improved structures. Projects include the placement and removal of various types of cable within buildings and individual offices. These services generally include the development of communication networks within a company or government agency related primarily to the establishment and maintenance of computer operations, telephone systems, Internet access and communications monitoring systems established for purposes of monitoring environmental controls or security procedures.

  Underground Utility Locating Services

     The Company is a provider of underground utility locating services, primarily to telecommunications providers. Under a variety of state laws, excavators are required to locate underground utilities prior to excavating. Utilities located include telephone, cable television, power and gas. Recently, excavators performing telecommunications network upgrades and expansions have generated significant growth in requests for underground utility locating, and the Company expects this trend to continue. These services are offered throughout the United States.

  Electrical Construction and Maintenance Services

     The Company performs electrical construction and maintenance services for electric companies. This construction is performed primarily as a stand alone service, although at times it is performed in conjunction with services for telecommunications providers. These services include installing and maintaining electrical transmission and distribution lines, setting utility poles and stringing electrical lines, principally above ground. The work performed often involves high voltage splicing and, on occasion, the installation of underground high voltage distribution systems. The Company also provides the repair and replacement of lines which are damaged or destroyed as a result of weather conditions.

  Revenues by Service Group

     For the fiscal years ended July 31, 1996, 1997 and 1998, the percentages of the Company's total contract revenues earned were derived from telecommunications services, underground utility locating services and electrical construction and maintenance services as set forth below.

                                                                YEAR ENDED JULY 31,
                                                                --------------------
                                                                1996    1997    1998
                                                                ----    ----    ----
Telecommunications services.................................     90%     90%     90%
Underground utility locating services.......................      6       5       5
Electrical construction and maintenance services............      4       5       5
                                                                ---     ---     ---
          Total.............................................    100%    100%    100%
                                                                ===     ===     ===

CUSTOMER RELATIONSHIPS

     Dycom's current customers include local exchange carriers such as BellSouth Telecommunications, Inc., SBC Communications, Inc., U.S. West Communications, Inc., Ameritech Corporation, GTE Corporation, The Southern New England Telephone Company, Citizen Utilities and Cincinnati Bell Telephone. Dycom also currently provides telecommunications engineering, construction and maintenance services to a number of cable television multiple system operators including Comcast Cable Communications Inc., Cablevision, Inc., Tele-Communications, Inc., Falcon Cable Media, Time Warner, Inc. and MediaOne, Inc. Dycom also provides its services to long distance carriers such as MCI Telecommunications Corporation, Sprint Corporation and AT&T Corporation, as well as to competitive access providers such as MFS Communications Company, Inc. Premise wiring services have been provided to, among others, Lucent Technologies, Inc., Duke University, International Business Machines Corporation, and several state and local governments. The Company also provides construction and maintenance support to Lee County Electrical Cooperative, Florida Power & Light Company, and Florida Power Corporation.

     While the Company's customer base has broadened in recent years, the Company's customer base remains highly concentrated, with its top five customers in fiscal years 1996, 1997 and 1998 accounting in the aggregate for approximately 68%, 63% and 65%, respectively, of the Company's total contract revenues. During fiscal 1998, approximately 24% of the Company's total contract revenues were derived from Comcast Cable Communications, Inc., 22% from BellSouth Telecommunications, Inc. and 7% from GTE Corporation. The Company believes that a substantial portion of its contract revenues and operating income will continue to be derived from a concentrated group of customers. The loss of any of such customers could have a material adverse effect on the Company's business, financial condition and results of operations.

     A significant amount of the Company's business is performed under master service agreements. These agreements with telecommunications providers are generally exclusive requirement contracts, with certain exceptions, including the customer's option to perform the services with its own regularly employed personnel. The agreements are typically three to five years in duration, although the terms typically permit the customer to terminate the agreement upon 90 days prior written notice. Each agreement contemplates hundreds of individual construction and maintenance projects valued generally at less than $10,000 each. Other jobs are bid by the Company on a nonrecurring basis.

     Although historically master service agreements have been awarded through a competitive bidding process, recent trends have been toward securing or extending such contracts on negotiated terms. With the rapid expansion of the telecommunications market and the immediate need for upgrading existing, as well as constructing new, telecommunications infrastructure, the Company believes that more master service agreements will be awarded on the basis of negotiated terms as opposed to the competitive bidding process.

     Sales and marketing efforts of the Company are the responsibility of the management of Dycom and its operating subsidiaries.

BACKLOG

     The Company views its backlog to be comprised of the uncompleted portion of services to be performed under job-specific contracts and the estimated value of future services that the Company expects to provide under long-term requirements contracts. The Company's backlog at July 31, 1998 was $467.7 million. The Company expects to complete approximately 60% of this backlog within the next fiscal year. Due to the nature of its contractual commitments, in many instances the Company's customers are not committed to specific volumes of services to be purchased under a contract, but rather the Company is committed to perform these services if requested by the customer. However, the customer is obligated to obtain these services from the Company if they are not performed by the customer internally. Many of the contracts are multi-year agreements, and the Company includes in its backlog the full amount of services projected to be performed over the life of the contract based on its historical relationships with its customers and experience in procurements of this nature. Historically, the Company has not experienced a material variance between the amount of services it expects to perform under a contract and the amount actually performed for a specified period. There can be no assurance, however, as to the customer's requirements during a particular period or that such estimates at any point in time are accurate.

SAFETY AND RISK MANAGEMENT

     The Company is committed to ensuring that its employees perform their work in the safest possible manner. The Company regularly communicates with its employees to promote safety and to instill safe work habits. Dycom's safety director, a holding company employee, reviews all accidents and claims throughout the operating subsidiaries, examines trends and implements changes in procedures or communications to address any safety issues.

     The primary claims rising in the Company's business are workers' compensation and other personal injuries, various general liabilities, and vehicle liability (personal injury and property damage). The Company is self-insured on a per occurrence basis for automobile liability up to $250,000, for general liability up to $250,000, and for workers' compensation, in states where the Company elects to do so, up to $500,000. The Company has an aggregate stop loss coverage for all claims arising in a given year of $10.5 million adjusted for certain exposures in addition to umbrella liability coverage up to a policy limit of $50.0 million.

     The Company carefully monitors claims and participates actively in claims estimates and adjustments. The estimated costs of self-insured claims, which include estimates for incurred but not reported claims, are accrued as liabilities on the Company's balance sheet. Due to changes in the Company's loss experience in recent years, insurance accruals have varied from year to year and have had an effect on operating margins. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 1 of the Notes to Consolidated Financial Statements.

COMPETITION

     The telecommunications engineering, construction and maintenance services industry in which the Company operates is highly competitive, requiring substantial resources and skilled and experienced personnel. The Company competes with other independent contractors in most of the markets in which it operates, several of which are large domestic companies some of which may have greater financial, technical and marketing resources than the Company. In addition, there are relatively few, if any, barriers to entry into the markets in which the Company operates and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor to the Company. A significant portion of the Company's revenues are currently derived from master service agreements and price is often an important factor in the award of such agreements. Accordingly, the Company could be outbid by its competitors in an effort to procure such business. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to the Company's services, or that the Company will be able to maintain or enhance its competitive position. The Company may also face competition from the in-house service organizations of its existing or prospective customers, including telecommunications providers, which employ personnel who perform some of the same types of services as those provided by the Company. Although a significant portion of these services is currently outsourced, there can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunications engineering, construction and maintenance services in the future.

     The Company believes that the principal competitive factors in the market for telecommunications engineering, construction and maintenance services include technical expertise, reputation, price, quality of service, availability of skilled technical personnel, geographic presence, breadth of service offerings, adherence to industry standards and financial stability. The Company believes that it competes favorably with its competitors on the basis of these factors.

MATERIALS

     In many cases, the Company's customers supply most or all of the materials required for a particular contract, and the Company provides the personnel, tools and equipment to perform the installation services. However, with respect to certain of its contracts the Company may supply part or all of the materials required. In these instances, the Company is not dependent upon any one source for the products which it customarily utilizes to complete the job. The Company is not presently experiencing, nor does it anticipate experiencing, any difficulties in procuring an adequate supply of materials.

EMPLOYEES

     As of July 31, 1998, the Company employed 3,834 persons. The number of employees of the Company and its subsidiaries varies according to the work in progress. As a matter of course, the Company maintains a nucleus of technical and managerial personnel from which it draws to supervise all projects. Additional employees are added as needed to complete specific projects.

     None of the Company's employees are represented by a labor union. CCG is currently a party to a collective bargaining agreement with local bargaining units in Philadelphia, Pennsylvania, and approximately 20 of its current employees are subject to such agreement. The Company has never experienced a work stoppage or strike. The Company believes that its employee relations are good.

FACILITIES

     The Company leases its executive offices in Palm Beach Gardens, Florida. The Company's subsidiaries operate from owned or leased administrative offices, district field offices, equipment yards, shop facilities and temporary storage locations. The Company owns facilities in Phoenix, Arizona; Durham, North Carolina; Pinellas Park, Florida; and West Palm Beach, Florida. It also leases, pursuant to long-term noncancelable leases, facilities in West Chester, Pennsylvania; Kimberling City, Missouri; Lithonia, Georgia; Knoxville, Tennessee; and Greensboro, North Carolina. The Company also leases and owns other smaller properties as necessary to enable it to efficiently perform its obligations under master service agreements and other specific contracts. The Company believes that its facilities are adequate for its current operations.

LEGAL PROCEEDINGS

     In September 1995, the State of New York commenced a sales and use tax audit of CCG for the years 1989 through 1995. As a result of the audit, certain additional taxes were paid by CCG in fiscal 1996. The State of New York has claimed additional amounts due from CCG for sales taxes and interest for the periods through August 31, 1995. See Note 17 of the Notes to Consolidated Financial Statements.

     In the normal course of business, certain subsidiaries of the Company have other pending and unasserted claims. Although the ultimate resolution and liability of these claims cannot be determined, management believes the final disposition of these claims will not have a material adverse impact on the Company's consolidated financial condition, results of operations and cash flows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The table below sets forth the names and ages of the directors and executive officers of the Company as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. Each director holds office for a three year term and until his successor has been elected and qualified. A number of executive officers have employment agreements, while others serve at the discretion of the Company's Board of Directors. There are no family relationships among the directors or executive officers of the Company.

             NAME              AGE                               POSITION
             ----              ---                               --------
Thomas R. Pledger.............  60    Chairman of the Board of Directors and Chief Executive Officer
Steven E. Nielsen.............  35    President, Chief Operating Officer and Director
Louis W. Adams, Jr............  60    Director
Walter L. Revell..............  63    Director
Ronald P. Younkin.............  56    Director
Douglas J. Betlach............  46    Vice President, Chief Financial Officer and Treasurer
Darline M. Richter............  37    Vice President and Controller
Patricia B. Frazier...........  63    Corporate Secretary

     Thomas R. Pledger is Chairman of the Board of Directors and Chief Executive Officer of Dycom. Mr. Pledger has been in the industry since 1960, and in 1968 became President of Burnup & Sims, Inc., which went public that year and was acquired by MasTec, Inc. in 1994. Mr. Pledger left Burnup & Sims, Inc. in 1976. Mr. Pledger's relationship with Dycom began in 1979 as a consultant. He became a Director in 1981 and President and Chief Executive Officer in 1984. His current employment contract as Chief Executive Officer with the Company expires November 30, 2000. He serves on the Board's Executive and Nominating Committees, as well as on the Board of Directors for each of the Company's subsidiaries.

     Steven E. Nielsen is President and Chief Operating Officer of Dycom. Mr. Nielsen has held this position since August 1996 and has been with Dycom since 1993. As a member of Dycom's Board of Directors since 1996, he serves on the Board's Executive Committee and on the Board of Directors of CCG, CCI and ITI. He previously served as President of Ansco & Associates, Inc. and Fiber Cable, Inc., two of Dycom's subsidiaries. His current employment contract as President and Chief Operating Officer with the Company expires on March 10, 1999. Prior to joining the Company, Mr. Nielsen was Division Manager/Regional Manager of Henkels & McCoy, Inc., a gas, power and telephone utility contractor, from 1991 to 1993, and was employed in various positions with this company or a predecessor since 1985.

     Louis W. Adams, Jr. is a retired attorney and formerly a partner with the law firm of Adams & Adams. Mr. Adams has been on the Board since 1969 and currently serves on the Board's Audit and Compensation, Executive, Nominating and Finance Committees. Mr. Adams is also a member of the Board of Directors of each of the Company's subsidiaries, other than CCG, CCI and ITI.

     Walter L. Revell has been a Director since 1993 and currently serves on the Board's Audit and Compensation, and Finance Committees. He has been Chairman and Chief Executive Officer of H.J. Ross Associates, Inc. since 1991. The firm provides consulting engineering, architectural and planning services. Mr. Revell also serves on the Board of Directors of RISCORP, Inc., which provides managed care workers' compensation, St. Joe Corporation, a diversified corporation in sugar and real estate, and Hotelecopy, Inc., an international fax mail service company.

     Ronald P. Younkin is President of Greenlawn Mobile Home Sales, Inc., which sells mobile homes and operates mobile home parks. Mr. Younkin has been a Director of the Company since 1975. Mr. Younkin serves on the Board's Audit and Compensation, Finance, and Nominating Committees.

     Douglas J. Betlach is Vice President, Chief Financial Officer and Treasurer and has been with Dycom since 1992. Prior to joining the Company, Mr. Betlach served in various financial positions with Del Monte

Processed Foods and RJR Nabisco, Inc. from 1979 to 1991 and Price Waterhouse & Company from 1974 to 1979.

     Darline M. Richter has been Vice President and Controller since 1996. She has been employed by the Company since 1991 and previously was employed by Deloitte & Touche LLP as a tax manager.

     Patricia B. Frazier has been employed by Dycom since 1983. She has served as Corporate Secretary since 1984. She previously served as Corporate Secretary at Rubin Construction Company and Burnup & Sims, Inc.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of August 24, 1998, and adjusted at that date to reflect the Offering, information with respect to the beneficial ownership of the Company's Common Stock by, as indicated by the letter next to each such beneficial owner, (a) each Selling Stockholder in the Offering, (b) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock, (c) each director of the Company and each executive officer, and (d) all executive officers and directors of the Company as a group. Unless otherwise indicated, each such stockholder has
(i) sole voting and investment power with respect to the shares beneficially owned by such stockholder and (ii) the same address as the Company.

                                                                    NUMBER OF
                                   SHARES BENEFICIALLY OWNED       SHARES BEING    SHARES BENEFICIALLY OWNED
                                     BEFORE THE OFFERING(1)          OFFERED         AFTER THE OFFERING(1)
                                   --------------------------      ------------    --------------------------
         NAME OF OWNER              NUMBER          PERCENT                          NUMBER         PERCENT
         -------------             --------        ----------                      ----------      ----------
Thomas J. Polis(a).............     189,235(2)(3)     1.3%           147,463         41,772             *
George H. Tamasi(a)............     191,772(3)        1.3            150,000         41,772             *
Mary Irene Younkin(a), (b).....     771,840(4)        5.2            125,000        646,840           4.0%
Gerald W. Hartman(a)...........     518,880(5)(6)     3.5            395,000        123,880             *
Gerald W. Hartman/Lisa M. Lutz
  Irrevocable Trust(a).........      40,560(5)          *             30,000         10,560             *
Gerald W. Hartman/Tonia R.
  Schmidt Irrevocable
  Trust(a).....................      40,560(5)          *             25,000         15,560             *
Thomas E. Atkins(a)............     492,000(5)(7)     3.3            210,000        282,000           1.7
Thomas E. Atkins/Thomas Scott
  Atkins Irrevocable
  Trust(a).....................      54,000(5)          *             21,000         33,000             *
Thomas E. Atkins/Malinda Ann
  Atkins Irrevocable
  Trust(a).....................      54,000(5)          *             21,000         33,000             *
John J. Ekstrom(a).............     417,240(5)(8)     2.8            150,000        267,240           1.6
Joanne F. Ekstrom Irrevocable
  Trust (a)....................      81,240(5)          *             25,000         56,240             *
John J. Ekstrom Irrevocable
  Trust(a).....................      81,240(5)          *             25,000         56,240             *
Thomas R. Pledger(a), (c)......     710,027(9)(10)    4.8            100,000        610,027(11)       3.7
Steven E. Nielsen(a), (c)......      63,700(10)         *             40,000         23,700(12)         *
Louis W. Adams, Jr. (c)........      10,234             *                 --         10,234             *
Walter L. Revell(c)............       6,000             *                 --          6,000             *
Ronald P. Younkin(a), (c)......     161,597(13)       1.1             35,600        125,997             *
Douglas J. Betlach(c)..........      11,129(10)         *                 --         11,129             *
Patricia B. Frazier(c).........       1,125(10)         *                 --          1,125             *
Darline M. Richter(c)..........       3,234(10)         *                 --          3,234             *
All executive officers and
  directors as a group(d)......     967,046(10)       6.5%           175,600        791,446           4.9%

(footnotes appear on the following page)

---------------
*     Less than 1%

 (1) Includes outstanding shares and stock options exercisable within 60 days after August 24, 1998 held by officers and directors.

 (2) Includes 50,000 shares owned by Polis Family LP. Mr. Polis is a general partner of Polis Family LP and has shared voting and dispositive power over the 50,000 shares.

 (3) Shares were acquired by Messrs. Polis and Tamasi through the exchange of stock as a result of the CCG Acquisition.

 (4) Mrs. Younkin disclaims beneficial ownership of the 161,597 shares owned by her son, Ronald P. Younkin, a director of the Company, and the 12,661 shares owned by Ronald P. Younkin's wife and children. Mrs. Younkin's address is 555 East Greenlawn Avenue, Columbus, OH 43223.

 (5) Shares were acquired by Messrs. Hartman, Atkins and Ekstrom through the exchange of stock as a result of the ITI Acquisition and the CCI Acquisition.

 (6) Excludes 40,560 shares held by the Gerald W. Hartman/Lisa M. Lutz Irrevocable Trust and 40,560 shares held by the Gerald W. Hartman/Tonia R. Schmidt Irrevocable Trust, both as to which Mr. Hartman disclaims beneficial ownership.

 (7) Excludes 54,000 shares held by the Thomas E. Atkins/Thomas Scott Atkins Irrevocable Trust and 54,000 shares held by the Thomas E. Atkins/Malinda Ann Atkins Irrevocable Trust, both as to which Mr. Atkins disclaims beneficial ownership.

 (8) Excludes 81,240 shares held by the Joanne F. Ekstrom Irrevocable Trust and 81,240 shares held by the John J. Ekstrom Irrevocable Trust, both as to which Mr. Ekstrom disclaims beneficial ownership.

 (9) Excludes 12,252 shares owned by Thomas R. Pledger, Jr., Mr. Pledger's son, as to which Mr. Pledger disclaims beneficial ownership.

(10) Includes shares that may be acquired within 60 days after August 24, 1998 upon exercise of stock options as follows: Mr. Pledger, 25,000 shares; Mr. Nielsen, 56,500 shares; Mr. Betlach, 2,750 shares; Ms. Richter, 375 shares; Ms. Frazier, 1,125 shares; and all directors and officers as a group, 85,750 shares.

(11) If the Underwriters' over-allotment option is exercised in full, Mr. Pledger would sell an additional 100,000 shares, and would own beneficially, upon completion of the Offering, 510,027 shares or 3.1% of the outstanding Common Stock after the Offering.

(12) Assumes that Mr. Nielsen exercises outstanding options to purchase 56,500 shares immediately prior to the consummation of the Offering.

(13) Excludes 12,661 shares owned by Mr. Younkin's wife and children, as to which Mr. Younkin disclaims beneficial ownership. Excludes 771,840 shares beneficially owned by Mary Irene Younkin as to which Mr. Younkin disclaims beneficial ownership. Mr. Younkin is the son of Mary Irene Younkin.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.33 1/3 par value, and 1,000,000 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). Upon completion of the Offering, there will be 16,282,366 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

COMMON STOCK

     At August 24, 1998, there were 14,723,456 shares of Common Stock outstanding held by 618 stockholders.

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have cumulative rights, so that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors eligible for election in a given year. The holders of Common Stock are entitled to dividends and other distributions if and when declared by the Board of Directors out of assets legally available therefor. See "Price Range of Common Stock and Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all the Company's liabilities, including any prior rights of any Preferred Stock which may be outstanding. There are no redemption or sinking fund provisions applicable to the Common Stock. Immediately upon consummation of the Offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $1.00 par value. There are no shares of Preferred Stock outstanding. Series of the Preferred Stock may be created and issued from time to time by the Board of Directors, with such rights and preferences as may be determined by the Board. The Board of Directors may, without stockholder approval, issue a series of Preferred Stock with voting and conversion rights which could have the effect of discouraging a takeover and which could adversely affect the rights of holders of Common Stock, as it could be used by incumbent management to make a change in control of the Company more difficult. Under certain circumstances such shares could be used to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of the Company.

ANTI-TAKEOVER PROVISIONS

     On June 1, 1992, the Company approved a Shareholder Rights Plan. All stockholders of record on June 15, 1992 were issued a Right for each outstanding share of the Company's Common Stock. Each Right entitles the holder to purchase one-half share of Common Stock for an exercise price of $18.00, subject to adjustment to reflect any stock split, stock dividend or similar transaction. The Right is exercisable only when a triggering event occurs. The triggering events, among others, are a person or group's (1) acquisition of 20% or more of Dycom's Common Stock, (2) commencement of a tender offer which would result in the person or group owning 20% or more of Dycom's Common Stock, or (3) acquisition of at least 10% of Dycom's Common Stock and such acquisition is determined to have effects adverse to the Company. The Company can redeem the Rights at $0.01 per Right, subject to adjustment to reflect any stock split, stock dividend or similar transaction, at any time prior to ten days after a triggering event occurs.

     Certain executive officers of the Company have change of control agreements with the Company, which provide for substantial compensation (in general terms, double the officer's salary and bonuses paid the previous year), upon a change of control in the Company. Mr. Pledger's employment agreement also permits him to terminate his employment in the event of a change of control. The total cost to the Company as a result of these agreements in the event of a change in control would be approximately $2.8 million. The payment pursuant to these agreements would be triggered by any person's acquisition of more than fifty percent of the Company's outstanding securities, the sale or transfer of substantially all of Dycom's assets to someone other than a wholly-owned subsidiary of Dycom, or a change of control of the Board of Directors.

     The Articles of Incorporation of the Company provide that the Board of Directors is divided into three classes, as nearly equal in number as possible, with one class of directors being elected each year for a three-year term. The classification of the Board may have the effect of delaying a change in a majority of the members of the Company's Board of Directors.

     The Company's Articles of Incorporation provide that the affirmative vote of 80% of the outstanding shares of capital stock of the Company entitled to vote in elections of directors is required to approve any merger of the Company with or into another corporation or any sale or transfer of all or a substantial part of the assets of the Company to, or any sale or transfer to the Company or any subsidiary in exchange for securities of the Company of any assets (except assets valued at less than $1,000,000) of, any other corporation or person, if at the time such other corporation or person is the beneficial owner, or is affiliated with the beneficial owner, of more than 20% of the outstanding shares of capital stock of the Company entitled to vote in elections of directors. This provision is not applicable to any such transaction with another corporation which was approved by the Company's Board of Directors prior to the time that such other corporation became a holder of more than 20% of the outstanding shares of capital stock of the Company.

     The Florida Business Corporation Act contains provisions eliminating the voting rights of "control shares", defined as shares which give any person, directly or indirectly, ownership of, or the power to direct the exercise of voting power with respect to, 20% or more of the outstanding voting power of an "issuing public corporation." A corporation is an issuing public corporation if it has at least 100 shareholders, its principal place of business, principal office or substantial assets in Florida and either more than 10% of its shareholders reside in Florida, more than 10% of its shares are owned by Florida residents or 1,000 shareholders reside in Florida. The voting rights of control shares are not eliminated if the articles of incorporation or the bylaws of the corporation prior to the acquisition provide that the statute does not apply. Voting rights are restored to control shares if, subsequent to their acquisition, the corporation's shareholders (other than the holder of control shares, officers of the corporation and employee directors) vote to restore such voting rights.

     The Florida Business Corporation Act also restricts "affiliated transactions" (mergers, consolidations, transfers of assets and other transactions) between "interested shareholders" (the beneficial owners of 10% or more of the corporation's outstanding shares) and the corporation or any subsidiary. Affiliated transactions must be approved by two-thirds of the voting shares not beneficially owned by the interested shareholder or by a majority of the corporation's "disinterested" directors. The statutory restrictions do not apply if the corporation has had fewer than 300 shareholders of record for three years, the interested shareholder has owned at least 80% of the outstanding shares for five years, the interested shareholder owns at least 90% of the corporation's outstanding voting shares, or certain consideration is paid to all shareholders.

     The provisions of the Company's Articles and By-Laws, the existence of the Shareholder Rights Plan and the change of control agreements and the application of the anti-takeover provisions of the Florida Business Corporation Act could have the effect of discouraging, delaying or preventing a change of control not approved by the Board of Directors which could affect the market price of the Company's Common Stock.

INDEMNIFICATION

     The By-Laws of the Company provide that the Company shall indemnify each director and officer of the Company to the fullest extent permitted by law and limits the liability of directors to the Company and its stockholders for monetary damages in certain circumstances.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

DIVIDEND RESTRICTIONS

     The Company's credit facilities currently limit the Company's ability to pay dividends on the Common Stock to 50% of net after-tax profits for the fiscal year. The credit agreement's restrictions on the Company's debt-to-net worth, quick and current ratios also affect the Company's ability to pay dividends. The payment of dividends on the Common Stock is also subject to the preference that may be applicable to any then outstanding Preferred Stock.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                     ---------
NationsBanc Montgomery Securities LLC.......................
Morgan Stanley & Co. Incorporated...........................
EVEREN Securities...........................................
Morgan Keegan & Company, Inc................................
The Robinson-Humphrey Company, LLC..........................
                                                                ---------
          Total.............................................    3,000,063
                                                                =========

     The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $          per share; and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and a Selling Stockholder have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus to purchase up to a maximum of 350,009 and 100,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Stockholders and the Company's executive officers and directors who are also stockholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will beneficially own an aggregate of 2,399,550 outstanding shares of Common Stock, have agreed, subject to certain exceptions, that for a period of 90 days after the effective date of the Stock Offering they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, sell, offer, contract or grant an option to sell (including without limitation any short sale), pledge (other than to a pledgee who acknowledges to NationsBanc Montgomery Securities LLC that it has taken subject to the lock-up restrictions), transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock held by them. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its equity securities for a period of 90 days after the effective date of the Offering without the prior written consent of NationsBanc Montgomery Securities LLC, subject to limited exceptions and grants and exercises of stock options or pursuant to certain acquisitions. In evaluating any request for a waiver of the lock-up period, the Underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market of the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The public offering price of the Common Stock will be determined by negotiations among the Underwriters, the Company, and the Selling Stockholders and will be based largely upon the market price for the Common Stock as reported on the New York Stock Exchange.

                             CERTAIN LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, Miami, Florida. Certain legal matters will be passed upon for the Company by Shearman & Sterling, New York, New York. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The financial statements of the Company and its consolidated subsidiaries, except CCG for the years ended May 31, 1997 and 1996, as of July 31, 1998 and 1997 and for each of the three years in the period ended July 31, 1998, included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein. The financial statements of CCG for the years ended May 31, 1997 and 1996 (consolidated with those of the Company and not presented separately herein) have been audited by Nowalk & Associates, independent auditors, as stated in their report included and incorporated by reference herein. Such financial statements of the Company and its consolidated subsidiaries are included herein and incorporated by reference in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the New York Stock Exchange under the symbol "DY." Reports, proxy and information statements and other information concerning the Company can also be inspected at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") and does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and such statement is qualified in its entirety by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1998, filed by the Company with the Commission pursuant to the Exchange Act on September 4, 1998, is incorporated herein by reference.

     Each document filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering to which this Prospectus relates, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date any such document is filed. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) specifically modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person to Corporate Secretary, Dycom Industries, Inc., First Union Center, 4440 PGA Boulevard, Suite 600, Palm Beach Gardens, Florida 33410, (561) 627-7171, a copy of any or all of the documents described above (other than exhibits to such documents) that have been incorporated by reference in this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                              NUMBER
                                                              ------
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of July 31, 1997 and 1998....  F-4
Consolidated Statements of Operations for the years ended
  July 31, 1996, 1997 and 1998..............................  F-5
Consolidated Statements of Stockholders' Equity for the
  years ended July 31, 1996, 1997 and 1998..................  F-6
Consolidated Statements of Cash Flows for the years ended
  July 31, 1996, 1997 and 1998..............................  F-7
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

Dycom Industries, Inc.:

We have audited the consolidated balance sheets of Dycom Industries, Inc. and subsidiaries (the "Company") as of July 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Communications Construction Group, Inc., which has been accounted for as a pooling of interests as described in Note 3 to the consolidated financial statements. We did not audit the statements of operations, stockholders' equity, and cash flows of Communications Construction Group, Inc. for the years ended May 31, 1997 and 1996, which statements reflect total revenues of $67,717,326 and $50,121,009 for the years ended May 31, 1997 and 1996, respectively. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Communications Construction Group, Inc. for such periods, is based solely on the report of such other auditors. As described in Note 3 to the consolidated financial statements, subsequent to the issuance of the report of the other auditors, Communications Construction Group, Inc. changed its fiscal year to conform to the fiscal year of Dycom Industries, Inc. for the period ended July 31, 1997.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dycom Industries, Inc. and subsidiaries as of July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Certified Public Accountants
West Palm Beach, Florida

August 31, 1998

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  Communications Construction Group, Inc.

     We have audited the accompanying consolidated balance sheets of Communications Construction Group, Inc. (the "Company") as of May 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above (not presented separately herein) present fairly, in all material respects, the consolidated financial position of Communications Construction Group, Inc. as of May 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Nowalk & Associates
Cranbury, New Jersey
July 23, 1997

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       JULY 31,
                                                              ---------------------------
                                                                  1997           1998
                                                              ------------   ------------
ASSETS
CURRENT ASSETS:
Cash and equivalents........................................  $  5,276,112   $ 35,927,307
Accounts receivable, net....................................    49,526,678     62,142,808
Costs and estimated earnings in excess of billings..........    11,398,621     14,382,620
Deferred tax assets, net....................................     2,168,763      2,726,348
Other current assets........................................     1,966,538      3,014,199
                                                              ------------   ------------
          Total current assets..............................    70,336,712    118,193,282
                                                              ------------   ------------
PROPERTY AND EQUIPMENT, net.................................    36,336,212     42,865,197
                                                              ------------   ------------
OTHER ASSETS:
Intangible assets, net......................................     4,684,358      4,529,270
Deferred tax assets.........................................       424,205
Other.......................................................       730,394        730,342
                                                              ------------   ------------
          Total other assets................................     5,838,957      5,259,612
                                                              ------------   ------------
          TOTAL.............................................  $112,511,881   $166,318,091
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................  $ 14,724,340   $ 12,182,699
Notes payable...............................................    17,719,780      4,727,782
Billings in excess of costs and estimated earnings..........       470,940
Accrued self-insurance claims...............................     2,011,622      2,440,303
Income taxes payable........................................     1,228,648      2,812,144
Other accrued liabilities...................................    13,278,712     14,819,181
                                                              ------------   ------------
          Total current liabilities.........................    49,434,042     36,982,109
NOTES PAYABLE...............................................    13,588,022     13,407,990
ACCRUED SELF-INSURED CLAIMS.................................     6,418,400      7,454,849
OTHER LIABILITIES...........................................       644,625     10,094,195
                                                              ------------   ------------
          Total liabilities.................................    70,085,089     67,939,143
                                                              ------------   ------------

COMMITMENTS AND CONTINGENCIES, Note 17
STOCKHOLDERS' EQUITY:
Preferred stock, par value $1.00 per share:
  1,000,000 shares authorized; no shares issued and
  outstanding
Common stock, par value $.33 1/3 per share:
  50,000,000 shares authorized; 12,667,877 and 14,722,731
  issued and outstanding, respectively......................     4,222,625      4,907,577
Additional paid-in capital..................................    25,670,666     62,496,252
Retained earnings...........................................    12,533,501     30,975,119
                                                              ------------   ------------
          Total stockholders' equity........................    42,426,792     98,378,948
                                                              ------------   ------------
          TOTAL.............................................  $112,511,881   $166,318,091
                                                              ============   ============

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        JULY 31,
                                                       ------------------------------------------
                                                           1996           1997           1998
                                                       ------------   ------------   ------------
REVENUES:
Contract revenues earned.............................  $245,937,063   $311,238,108   $368,713,563
Other, net...........................................     1,357,932      1,181,332      2,649,229
                                                       ------------   ------------   ------------
          Total......................................   247,294,995    312,419,440    371,362,792
                                                       ------------   ------------   ------------
EXPENSES:
Cost of earned revenues excluding depreciation.......   198,437,641    246,025,594    285,038,220
General and administrative...........................    24,368,552     30,808,780     36,746,614
Depreciation and amortization........................    10,433,989     11,814,577     13,496,694
                                                       ------------   ------------   ------------
          Total......................................   233,240,182    288,648,951    335,281,528
                                                       ------------   ------------   ------------
INCOME BEFORE INCOME TAXES...........................    14,054,813     23,770,489     36,081,264
                                                       ------------   ------------   ------------
PROVISION (BENEFIT) FOR INCOME TAXES:
  Current............................................     5,712,682      8,153,092     13,179,024
  Deferred...........................................    (1,580,196)      (196,241)      (133,380)
                                                       ------------   ------------   ------------
          Total......................................     4,132,486      7,956,851     13,045,644
                                                       ------------   ------------   ------------
NET INCOME...........................................  $  9,922,327   $ 15,813,638   $ 23,035,620
                                                       ============   ============   ============
EARNINGS PER COMMON SHARE:
  Basic..............................................  $       0.80   $       1.26   $       1.63
                                                       ============   ============   ============
  Diluted............................................  $       0.78   $       1.24   $       1.61
                                                       ============   ============   ============
PRO FORMA NET INCOME AND EARNINGS
  PER COMMON SHARE DATA:
  Income before income taxes.........................  $ 14,054,813   $ 23,770,489   $ 36,081,264
  Pro forma provision for income taxes...............     4,859,762      9,841,081     14,419,904
                                                       ------------   ------------   ------------
PRO FORMA NET INCOME.................................  $  9,195,051   $ 13,929,408   $ 21,661,360
                                                       ============   ============   ============
PRO FORMA EARNINGS PER COMMON SHARE:
  Basic..............................................  $       0.74   $       1.11   $       1.53
                                                       ============   ============   ============
  Diluted............................................  $       0.73   $       1.09   $       1.51
                                                       ============   ============   ============
SHARES USED IN COMPUTING EARNINGS PER COMMON SHARE
  AND PRO FORMA EARNINGS PER COMMON SHARE:
  Basic..............................................    12,416,376     12,575,991     14,114,683
                                                       ============   ============   ============
  Diluted............................................    12,659,819     12,748,689     14,321,756
                                                       ============   ============   ============

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     COMMON STOCK         ADDITIONAL     RETAINED
                                                -----------------------     PAID-IN      EARNINGS
                                                  SHARES       AMOUNT       CAPITAL      (DEFICIT)
                                                ----------   ----------   -----------   -----------
Balance, at July 31, 1995, as restated for
  poolings....................................  12,397,232   $4,132,411   $24,651,837   $(8,913,500)
Stock options exercised.......................      57,502       19,167       179,960
Pooled companies distributions................                                           (2,207,368)
Net income....................................                                            9,922,327
                                                ----------   ----------   -----------   -----------
Balances at July 31, 1996.....................  12,454,734    4,151,578    24,831,797    (1,198,541)
Stock options exercised.......................     213,143       71,047       706,300
Income tax benefit from stock options
  exercised...................................                                132,569
Pooled companies distributions................                                           (2,523,282)
Adjustment for change in fiscal year of pooled
  company (CCG)...............................                                              441,686
Net income....................................                                           15,813,638
                                                ----------   ----------   -----------   -----------
Balances at July 31, 1997.....................  12,667,877    4,222,625    25,670,666    12,533,501
Stock options exercised.......................      76,476       25,493       331,944
Stock offering proceeds.......................   1,978,378      659,459    36,299,159
Income tax benefit from stock options
  exercised...................................                                194,483
Pooled companies distributions................                                           (4,594,002)
Net income....................................                                           23,035,620
                                                ----------   ----------   -----------   -----------
Balances at July 31, 1998.....................  14,722,731   $4,907,577   $62,496,252   $30,975,119
                                                ==========   ==========   ===========   ===========

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         JULY 31,
                                                         ----------------------------------------
                                                             1996          1997          1998
                                                         ------------   -----------   -----------
Increase (Decrease) in Cash and Equivalents from:
OPERATING ACTIVITIES:
Net Income.............................................  $  9,922,327   $15,813,638   $23,035,620
Adjustments to reconcile net cash provided by operating
  activities:
       Depreciation and amortization...................    10,433,989    11,814,577    13,496,694
       (Gain) on disposal of assets....................      (736,131)     (601,645)     (375,772)
       Deferred income taxes...........................    (1,580,196)     (196,241)     (133,380)
Changes in assets and liabilities:
       Accounts receivable, net........................     4,180,056   (18,537,042)  (12,616,130)
       Unbilled revenues, net..........................    (2,444,425)   (2,873,149)   (3,454,939)
       Other current assets............................      (103,336)     (773,980)   (1,047,609)
       Other assets....................................       (90,524)     (135,882)
       Accounts payable................................    (2,856,845)    6,080,835    (2,541,641)
       Accrued self-insured claims and other
          liabilities..................................     2,713,096     1,632,232    12,455,169
       Accrued income taxes............................        99,067       626,228     1,777,979
                                                         ------------   -----------   -----------
Net cash inflow from operating activities..............    19,537,078    12,849,571    30,595,991
                                                         ------------   -----------   -----------
INVESTING ACTIVITIES:
     Capital expenditures..............................   (13,459,174)  (16,086,823)  (21,492,673)
     Proceeds from sale of assets......................     2,847,275     2,289,348     1,997,854
                                                         ------------   -----------   -----------
Net cash outflow from investing activities.............   (10,611,899)  (13,797,475)  (19,494,819)
                                                         ------------   -----------   -----------
FINANCING ACTIVITIES:
     Borrowings on notes payable and bank
       lines-of-credit.................................     6,371,140    22,976,488    18,346,301
     Principal payments on notes payable and bank
       lines-of-credit.................................   (13,590,079)  (17,907,051)  (31,518,331)
     Exercise of stock options.........................       199,127       777,347       357,437
     Pooled companies distributions....................    (2,207,368)   (2,523,282)   (4,594,002)
     Proceeds from stock offering......................                                36,958,618
                                                         ------------   -----------   -----------
Net cash inflow (outflow) from financing activities....    (9,227,180)    3,323,502    19,550,023
                                                         ------------   -----------   -----------
Net cash outflow related to change in fiscal year of
  pooled company.......................................                    (159,555)
                                                         ------------   -----------   -----------
NET CASH INFLOW (OUTFLOW) FROM
     ALL ACTIVITIES....................................      (302,001)    2,216,043    30,651,195
CASH AND EQUIVALENTS AT BEGINNING
     OF YEAR...........................................     3,362,070     3,060,069     5,276,112
                                                         ------------   -----------   -----------
CASH AND EQUIVALENTS AT END
     OF YEAR...........................................  $  3,060,069   $ 5,276,112   $35,927,307
                                                         ============   ===========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW AND NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Cash paid during the period for:
     Interest..........................................  $  2,659,228   $ 2,535,600   $ 2,185,802
     Income taxes......................................  $  5,765,829   $ 8,303,108   $11,480,800
Property and equipment acquired and financed with:
  Capital lease obligations............................  $    135,341   $   601,024
Income tax benefit from stock options exercised........                 $   132,569   $   194,483

                See notes to consolidated financial statements.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. -- The consolidated financial statements include Dycom Industries, Inc. ("Dycom" or the "Company") and its subsidiaries, all of which are wholly owned. On July 29, 1997, Communications Construction Group, Inc. ("CCG") was acquired by the Company through an exchange of common stock. On April 6, 1998, Cable Com Inc. ("CCI") and Installation Technicians, Inc. ("ITI") were acquired by the Company through an exchange of common stock. These acquisitions were accounted for as poolings of interests. Accordingly, the Company's consolidated financial statements include the results of CCG, CCI and ITI for all periods presented. See Note 3.

     The Company's operations consist primarily of telecommunications, underground utility locating and electrical construction and maintenance services contracting. All material intercompany accounts and transactions have been eliminated.

     Pro Forma Adjustments -- Prior to the acquisition by Dycom, CCI and ITI elected under Subchapter S of the Internal Revenue Code to have the stockholders recognize their proportionate share of CCI's and ITI's taxable income on their personal tax return in lieu of paying corporate income tax. The pro forma net income and earnings per common share reflected on the Statements of Operations reflects a provision for current and deferred income taxes for all periods presented as if the corporations were included in Dycom's federal and state income tax returns. At April 6, 1998, the consummation date of the merger, CCI and ITI recorded deferred taxes on the temporary differences between the financial reporting basis and the tax basis of their assets and liabilities. The deferred tax (asset) liability recorded by CCI and ITI was $616,358 and $(11,035), respectively.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

     Estimates are used in the Company's revenue recognition of work-in-process, allowance for doubtful accounts, self-insured claims liability, deferred tax asset valuation allowance, depreciation and amortization, and in the estimated lives of assets, including intangibles.

     Revenue -- Income on short-term unit contracts is recognized as the related work is completed. Work-in-process on unit contracts is based on management's estimate of work performed but not billed. Income on long-term contracts is recognized on the percentage-of-completion method based primarily on the ratio of contract costs incurred to date to total estimated contract costs. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

     "Costs and estimated earnings in excess of billings" represents the excess of contract revenues recognized under the percentage-of-completion method of accounting for long-term contracts and work-in-process on unit contracts over billings to date. For those contracts in which billings exceed contract revenues recognized to date, such excesses are included in the caption "billings in excess of costs and estimated earnings".

     Cash and Equivalents -- Cash and equivalents include cash balances on deposit in banks, overnight repurchase agreements, certificates of deposit, commercial paper, and various other financial instruments having an original maturity of three months or less. For purposes of the consolidated statements of cash flows, the Company considers these amounts to be cash equivalents.

     Property and Equipment -- Property and equipment is stated at cost. Depreciation and amortization is computed over the estimated useful life of the assets utilizing the straight-line method. The estimated useful service lives of the assets are: buildings -- 20-31 years; leasehold improvements -- the term of the respective lease or the estimated useful life of the improvements, whichever is shorter; vehicles -- 3-7 years; equipment and machinery -- 2-10 years; and furniture and fixtures -- 3-10 years. Maintenance and repairs are expensed

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
as incurred; expenditures that enhance the value of the property or extend its useful life are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

     Intangible Assets -- The excess of the purchase price over the fair market value of the tangible net assets of acquired businesses (goodwill) is amortized on a straight-line basis over 40 years. The appropriateness of the carrying value of goodwill is reviewed periodically by the Company at the subsidiary level. An impairment loss is recognized when the projected future cash flows is less than the carrying value of goodwill. No impairment loss has been recognized in the periods presented.

     Amortization expense was $155,088 for each of the fiscal years ended July 31, 1996, 1997, and 1998. The intangible assets are net of accumulated amortization of $1,151,358 and $1,306,446 at July 31, 1997 and 1998,
respectively.

     Self-Insured Claims Liability -- The Company is primarily self-insured, up to certain limits, for automobile and general liability, workers' compensation, and employee group health claims. A liability for unpaid claims and the associated claim expenses, including incurred but not reported losses, is actuarially determined and reflected in the consolidated financial statements as an accrued liability. The self-insured claims liability includes incurred but not reported losses of $4,429,000 and $5,120,000 at July 31, 1997 and 1998,
respectively. The determination of such claims and expenses and the appropriateness of the related liability is continually reviewed and updated.

     Income Taxes -- The Company and its subsidiaries, except for CCG, CCI and ITI, file a consolidated federal income tax return. CCG was included in the Company's consolidated federal income tax return effective July 29, 1997 and CCI and ITI will be included effective April 6, 1998. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     Per Share Data -- Earnings per common share-basic is computed using the weighted average common shares outstanding during the period. Earnings per common share-diluted is computed using the weighted average common shares outstanding during the period and the dilutive effect of common stock options, using the treasury stock method. See Notes 2 and 14.

     Stock Option Plans -- In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation" which was effective for the Company beginning August 1, 1996. SFAS No. 123 requires expanded disclosures of stock based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, companies are permitted, however, to continue to apply Accounting Principle Board ("APB") Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock based compensation awards to employees and will disclose in the annual financial statements the required pro forma effect on net income and earnings per share. See Note 14.

     Recently Issued Accounting Pronouncements -- In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     In June 1997, the FASB issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in annual financial reports issued to shareholders. It also establishes the standards for related disclosures about products and services, geographic areas, and major customers. This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for financial statements for periods beginning after December 15, 1997.

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pension and Other Postretirement Benefits" which revises certain disclosures about pension and other postretirement benefit plans. This statement does not change the measurement and recognition methods for pension or postretirement benefit costs reported in financial statements. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which establishes standards for the accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for financial statements for periods beginning after December 15, 1999.

     Management is currently evaluating the requirements and related disclosures of SFAS No. 130, 131, 132, and 133.

2.  ACCOUNTING CHANGE

     In February 1997, the FASB issued SFAS No. 128 "Earnings per Share" which changes the method of calculating earnings per share and was effective for the Company in the quarter ended January 31, 1998. All periods presented have been restated in accordance with the provisions of SFAS No. 128.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computation as required by SFAS No. 128.

                                                              1996         1997          1998
                                                           ----------   -----------   -----------
Net income available to common stockholders
  (numerator)............................................  $9,922,327   $15,813,638   $23,035,620
                                                           ==========   ===========   ===========
Weighted-average number of common shares (denominator)...  12,416,376    12,575,991    14,114,683
                                                           ==========   ===========   ===========
Earnings per common share -- basic.......................  $     0.80   $      1.26   $      1.63
                                                           ==========   ===========   ===========
Weighted-average number of common shares.................  12,416,376    12,575,991    14,114,683
Potential common stock arising from stock options........     243,443       172,698       207,073
                                                           ----------   -----------   -----------
          Total shares (denominator).....................  12,659,819    12,748,689    14,321,756
                                                           ==========   ===========   ===========
Earnings per common share -- diluted.....................  $     0.78   $      1.24   $      1.61
                                                           ==========   ===========   ===========
PRO FORMA EARNINGS PER SHARE DATA:
Pro forma net income available to common stockholders
  (numerator)............................................  $9,195,051   $13,929,408   $21,661,360
                                                           ==========   ===========   ===========
Pro forma earnings per common share -- basic.............  $     0.74   $      1.11   $      1.53
                                                           ==========   ===========   ===========
Pro forma earnings per common share -- diluted...........  $     0.73   $      1.09   $      1.51
                                                           ==========   ===========   ===========

3.  ACQUISITIONS

     On July 29, 1997, the Company consummated the CCG acquisition. The Company issued 2,053,242 shares of common stock in exchange for all the outstanding capital stock of CCG. Dycom has accounted for the acquisition as a pooling of interests and, accordingly, the Company's historical financial statements include the results of CCG for all periods presented.

     Prior to the acquisition, CCG used a fiscal year ending May 31 and as of July 31, 1997 adopted Dycom's fiscal year. The Company's consolidated statements of operations for fiscal years ended July 31, 1996, and 1997 combines the statements of operations of CCG for its fiscal years ended May 31, 1996, and 1997, respectively. The total revenue and net income of CCG for the two-month period ended July 31, 1997 were $13.1 million and $0.4 million, respectively, with the net income reflected as an adjustment to retained earnings as of July 31, 1997.

     On April 6, 1998, the Company acquired CCI and ITI and issued 1.2 million and 600,000 shares of common stock in exchange for all the outstanding capital stock of CCI and ITI, respectively. Dycom has accounted for the acquisitions as poolings of interests and, accordingly, the Company's historical financial statements include the results of CCI and ITI for all periods presented.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     Prior to the acquisitions, CCI and ITI used a fiscal calendar year consisting of a 52/53 week time period and, as a result of the merger, have adopted Dycom's fiscal year end of July 31. All periods presented reflect the adoption of such fiscal year end as of the beginning of the period. The combined and separate company results of Dycom, CCG, CCI and ITI for the fiscal years ended July 31, 1996, 1997, and 1998 are presented below. The separate company results of CCI and ITI for the quarter, including the consummation date of the mergers and the subsequent quarter, are included in the Dycom amounts.

                                                           1996           1997           1998
                                                       ------------   ------------   ------------
Total revenues:
  Dycom..............................................  $145,135,380   $176,204,581   $331,881,840
  CCG................................................    50,124,861     67,718,900
  CCI................................................    33,038,911     45,191,801     26,833,806
  ITI................................................    18,995,843     23,304,158     12,647,146
                                                       ------------   ------------   ------------
Combined.............................................  $247,294,995   $312,419,440   $371,362,792
                                                       ============   ============   ============
Net income:
  Dycom..............................................  $  6,390,144   $  8,268,502   $ 19,194,623
  CCG................................................     1,273,714      2,950,306
  CCI................................................       898,496      2,598,254      2,711,694
  ITI................................................     1,359,973      1,996,576      1,129,303
                                                       ------------   ------------   ------------
Combined.............................................  $  9,922,327   $ 15,813,638   $ 23,035,620
                                                       ============   ============   ============

     The acquisition costs for the CCG merger were $0.4 million and $0.6 million for the CCI and ITI mergers and were charged to the combined operations for the fiscal year ended July 31, 1997 and July 31, 1998, respectively. These costs include filing fees with regulatory agencies, legal, accounting and other professional costs.

4.  ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                 1997          1998
                                                              -----------   -----------
Contract billings...........................................  $45,589,232   $58,888,421
Retainage...................................................    3,652,358     4,133,590
Other receivables...........................................    1,314,181     1,331,775
                                                              -----------   -----------
          Total.............................................   50,555,771    64,353,786
Less allowance for doubtful accounts........................    1,029,093     2,210,978
                                                              -----------   -----------
Accounts receivable, net....................................  $49,526,678   $62,142,808
                                                              ===========   ===========

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

5.  COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROGRESS

     The accompanying consolidated balance sheets include costs and estimated earnings on contracts in progress, net of progress billings as follows:

                                                                 1997          1998
                                                              -----------   -----------
Costs incurred on contracts in progress.....................  $17,715,762   $15,056,642
Estimated earnings thereon..................................    3,319,456     3,387,933
                                                              -----------   -----------
                                                               21,035,218    18,444,575
Less billings to date.......................................   10,107,537     4,061,955
                                                              -----------   -----------
                                                              $10,927,681   $14,382,620
                                                              ===========   ===========
Included in the accompanying consolidated balance sheets
  under the captions:
     Costs and estimated earnings in excess of billings.....  $11,398,621   $14,382,620
     Billings in excess of costs and estimated earnings.....     (470,940)
                                                              -----------   -----------
                                                              $10,927,681   $14,382,620
                                                              ===========   ===========

6.  PROPERTY AND EQUIPMENT

     The accompanying consolidated balance sheets include the following property and equipment:

                                                                 1997          1998
                                                              -----------   -----------
Land........................................................  $ 1,942,247   $ 1,592,958
Buildings...................................................    2,346,993     2,497,103
Leasehold improvements......................................    1,463,698     1,459,543
Vehicles....................................................   41,522,848    52,287,135
Equipment and machinery.....................................   30,721,638    34,319,707
Furniture and fixtures......................................    5,289,975     5,638,326
                                                              -----------   -----------
          Total.............................................   83,287,399    97,794,772
Less accumulated depreciation...............................   46,951,187    54,929,575
                                                              -----------   -----------
Property and equipment, net.................................  $36,336,212   $42,865,197
                                                              ===========   ===========

     Certain subsidiaries of the Company have entered into lease arrangements accounted for as capitalized leases. The carrying value of capital leases at July 31, 1997 and 1998 was $1,291,733 and $114,985, respectively, net of accumulated depreciation of $985,636 and $82,813, respectively. Capital leases are included as a component of vehicles and equipment and machinery.

     Maintenance and repairs of property and equipment amounted to $6,825,017, $6,843,444, and $7,728,971 for the fiscal years ended July 31, 1996, 1997, and
1998, respectively.

7.  OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                                 1997          1998
                                                              -----------   -----------
Accrued payroll and related taxes...........................  $ 3,909,405   $ 3,637,611
Accrued employee benefit costs..............................    3,683,975     4,971,718
Accrued construction costs..................................    2,033,371     2,728,568
Accrued other liabilities...................................    3,651,961     3,481,284
                                                              -----------   -----------
Other accrued liabilities...................................  $13,278,712   $14,819,181
                                                              ===========   ===========

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

8.  NOTES PAYABLE

     Notes payable are summarized by type of borrowing as follows:

                                                                 1997          1998
                                                              -----------   -----------
Bank credit agreements:
  Revolving credit facilities...............................  $15,053,484
  Term loan.................................................    8,550,000   $14,250,000
  Equipment term loans......................................    4,559,937     3,339,218
Capital lease obligations...................................    1,086,967        60,931
Equipment loans.............................................    2,057,414       485,623
                                                              -----------   -----------
          Total.............................................   31,307,802    18,135,772
Less current portion........................................   17,719,780     4,727,782
                                                              -----------   -----------
Notes payable -- non-current................................  $13,588,022   $13,407,990
                                                              ===========   ===========

     On April 29, 1998, the Company signed an amendment to its current bank credit agreement, increasing the total facility to $85.0 million. The amended bank credit agreement provides for (i) a $30.0 million revolving working capital facility; (ii) a $15.0 million standby letter of credit facility; (iii) a $25.0 million revolving equipment acquisition and small business purchase facility; and (iv) a $15.0 million five-year term loan. The revolving working capital facility, the standby letter of credit facility and the revolving equipment facility are available for a two-year period.

     The revolving working capital facility bears interest, at the option of the Company, at the bank's prime interest rate minus 1.00% or LIBOR plus 1.50%. In October 1997, the Company borrowed $4.9 million under this facility to pay off a subsidiary's previously existing credit facility. On November 28, 1997, the Company repaid the outstanding balance of this facility with proceeds from the public offering of its common stock. As of July 31, 1998, there was no outstanding balance on this facility, resulting in an available borrowing capacity of $30.0 million.

     The outstanding principal under the term loan bears interest at the bank's prime interest rate minus 0.50% (8.00% at July 31, 1998). Principal and interest is payable in quarterly installments through April 2003. The outstanding principal under the term loan was increased to $15.0 million in accordance with the terms of the amended bank credit agreement. The amount outstanding on the term loan was $14.3 million at July 31, 1998.

     The outstanding loans under the revolving equipment acquisition and small business purchase facility bear interest, at the option of the Company, at the bank's prime interest rate minus 0.75% or LIBOR plus 1.75%. At July 31, 1998, the interest rates on the outstanding revolving equipment and small business purchase facility were at the LIBOR option ranging from 7.53% to 7.81%. The advances under the revolving equipment acquisition and small business purchase facility are converted to term loans with maturities not to exceed 48 months. The outstanding principal on the equipment term loans is payable in monthly installments through February 2001. In October 1997, the Company borrowed $1.0 million to buy out existing operating leases and $1.7 million to refinance equipment under a subsidiary's previously existing credit facility. During the fiscal year ended July 31, 1998, the Company repaid $1.3 million under this facility. The amount outstanding on the revolving equipment acquisition and small business purchase facility was $3.3 million at July 31, 1998 resulting in an available borrowing capacity of $21.7 million.

     The Company had outstanding standby letters of credit issued to the Company's insurance administrators as part of its self-insurance program of $11.6 million at July 31, 1998.

     The amended bank credit agreement contains restrictions which, among other things, require maintenance of certain financial ratios and covenants, restricts encumbrances of assets and creation of indebtedness,

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
and limits the payment of cash dividends. Cash dividends are limited to 50% of each fiscal year's after-tax profits. No cash dividends have been paid during fiscal 1998. The amended credit facility is secured by the Company's assets and guaranteed by each of its subsidiaries. At July 31, 1998, the Company was in compliance with all of the financial covenants and conditions.

     At July 31, 1997, CCG had a $6.6 million revolving bank credit facility of which $5.9 million was outstanding. The interest rate on this facility was at the bank's prime interest rate plus 0.75% and was collateralized by 75% of the eligible trade accounts receivable, inventory, and certain real property owned by a partnership, whose general partners are the former shareholders of CCG. This facility was an existing arrangement made by CCG prior to the acquisition by Dycom. In October 1997, the Company paid off the outstanding balance of $6.6 million and terminated the facility by borrowing $4.9 million against its revolving working capital facility and $1.7 million against the revolving equipment acquisition and small business purchase facility.

     The Company's recently acquired subsidiaries, CCI and ITI, had credit facilities entered into prior to the acquisition by Dycom. CCI had a $5.2 million revolving credit facility for funding working capital and a $2.0 million term note incurred to purchase equipment. The interest rate on the revolving credit facility was at the bank's prime interest rate and the interest rate on the term loan was at 8.75%. ITI had a $2.0 million revolving credit facility for funding working capital and a $0.5 million multiple advance term facility for equipment acquisitions. The interest rates on the revolving credit facility and the multiple advance term facility were at the bank's prime interest rate. The obligations were secured by substantially all of CCI's and ITI's assets. The facilities contained restrictions, which among other things, required the maintenance of certain financial ratios and covenants and restricted the payment of cash dividends. During the fourth quarter of fiscal 1998, the Company paid off the outstanding balances of $8.1 million under these facilities with existing cash balances and subsequently terminated such facilities.

     In addition to the borrowings under the amended bank credit agreement, certain subsidiaries have outstanding obligations under capital leases and other equipment financing arrangements. During fiscal 1998, the Company repaid $2.6 million of outstanding balances on capital lease obligations and other equipment term loans with existing cash balances. The remaining obligations are payable in monthly installments expiring at various dates through September 2000.

     The estimated aggregate annual principal repayments for notes payable and capital lease obligations in the next five years are $4,727,782 in 1999, $4,662,843 in 2000, $3,495,147 in 2001, $3,000,000 in 2002, and $2,250,000 in
2003.

     Interest costs incurred on notes payable, all of which is expensed, for the years ended July 31, 1996, 1997, and 1998 were $2,515,814, $2,619,191, and
$2,045,571, respectively. Such amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

     The interest rates on notes payable under the bank credit agreement are at current rates and, therefore, the carrying amount approximates fair value.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

9.  INCOME TAXES

     The components of the provision (benefit) for income taxes are:

                                                               1996         1997         1998
                                                            ----------   ----------   -----------
Current:
  Federal.................................................  $4,265,617   $6,248,234   $10,565,688
  State...................................................   1,447,065    1,904,858     2,613,336
                                                            ----------   ----------   -----------
                                                             5,712,682    8,153,092    13,179,024
                                                            ----------   ----------   -----------
Deferred:
  Federal.................................................    (522,169)     191,765       737,355
  State...................................................                 (134,700)     (395,550)
  Valuation allowance.....................................  (1,058,027)    (253,306)     (475,185)
                                                            ----------   ----------   -----------
                                                            (1,580,196)    (196,241)     (133,380)
                                                            ----------   ----------   -----------
          Total tax provision.............................  $4,132,486   $7,956,851   $13,045,644
                                                            ==========   ==========   ===========

     The deferred tax provision (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amount of temporary differences and changes in tax rates during the year. Prior to the acquisition by Dycom, CCI and ITI elected under Subchapter S of the Internal Revenue Code to have the stockholders recognize their proportionate share of CCI's and ITI's taxable income on their personal income tax returns in lieu of paying corporate income taxes. At April 6, 1998, the consummation date of the acquisition, CCI and ITI recorded a deferred tax liability (asset) of $616,358 and $(11,035), respectively, which was included in the third quarter results of operations. The deferred tax assets and liabilities at July 31 are comprised of the following:

                                                                 1997         1998
                                                              ----------   ----------
Deferred tax assets:
  Self-insurance, warranty, and other non-deductible
     reserves...............................................  $3,943,356   $5,164,116
  Allowance for doubtful accounts...........................     346,993      879,306
  Small tools...............................................     348,067      380,153
                                                              ----------   ----------
                                                               4,638,416    6,423,575
  Valuation allowance.......................................    (475,185)
                                                              ----------   ----------
                                                              $4,163,231   $6,423,575
                                                              ==========   ==========
Deferred tax liabilities:
  Property and equipment....................................  $1,357,721   $2,950,402
  Unamortized acquisition costs.............................     212,542      248,612
  Retainage.................................................                  498,213
                                                              ----------   ----------
                                                              $1,570,263   $3,697,227
                                                              ==========   ==========
Net deferred tax assets.....................................  $2,592,968   $2,726,348
                                                              ==========   ==========

     A valuation allowance is provided when it is more likely than not that some portion of the Company's deferred tax assets will not be realized. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents management's best estimate of the amount of deferred tax assets that more likely than not will be realized. In fiscal 1997, the Company reduced the valuation allowance by $0.3 million. In fiscal 1998, the Company reversed the remaining $475,185 balance of the valuation allowance. The Company believes that it is more likely than not that the deferred tax assets will be realized based on the available evidence supporting the reversing deductible temporary differences being offset by

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
reversing taxable temporary differences and the existence of sufficient taxable income within the current carryback periods.

     The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                               1996         1997         1998
                                                            ----------   ----------   -----------
Statutory rate applied to pre-tax income..................  $4,919,185   $8,319,671   $12,628,442
State taxes, net of federal tax benefit...................     955,063    1,257,206     1,779,712
Amortization of intangible assets,
  with no tax benefit.....................................      52,730       52,730        54,281
Tax effect of non-deductible items........................     139,101      374,564       389,999
Valuation allowance.......................................  (1,058,027)    (253,306)     (475,185)
Income from S Corporations (CCI and ITI)..................    (907,814)  (1,719,027)   (1,827,023)
Deferred taxes of pooled companies........................                                605,323
Other items, net..........................................      32,248      (74,987)     (109,905)
                                                            ----------   ----------   -----------
          Total tax provision.............................  $4,132,486   $7,956,851   $13,045,644
                                                            ==========   ==========   ===========

     The Internal Revenue Service (the "IRS") has examined and closed the Company's consolidated federal income tax returns for all years through fiscal 1993. The Company has settled all assessments of additional taxes and believes that it has made adequate provision for income taxes that may become payable with respect to open tax years. The IRS has examined and closed the income tax returns for the years through fiscal 1994 for CCG. The IRS is currently auditing the 1995 and 1996 tax years of ITI.

10.  REVENUES -- OTHER

     The components of other revenues are as follows:

                                                                1996         1997         1998
                                                             ----------   ----------   ----------
Interest income............................................  $  271,398   $  215,062   $1,597,987
Gain on sale of fixed assets...............................     736,131      601,645      375,772
Miscellaneous income.......................................     350,403      364,625      675,470
                                                             ----------   ----------   ----------
          Total other revenues.............................  $1,357,932   $1,181,332   $2,649,229
                                                             ==========   ==========   ==========

11.  CAPITAL STOCK

     On June 1, 1992, the Company approved a Shareholder Rights Plan. All shareholders of record on June 15, 1992 were issued a Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one-half share of common stock for an exercise price of $18 subject to adjustment. The Right is exercisable only when a triggering event occurs. The triggering events, among others, are a person or group's (1) acquisition of 20% or more of Dycom's common stock, (2) commencement of a tender offer which would result in the person or group owning 20% or more of Dycom's common stock, or (3) acquisition of at least 10% of Dycom's common stock and such acquisition is determined to have effects adverse to the Company. The Company can redeem the Rights at $0.01 per Right at any time prior to ten days after a triggering event occurs.

     Certain executive officers of the Company have change of control agreements with the Company, which provide substantial compensation upon the change of control of the Company. The payments pursuant to these agreements would be triggered by any person's acquisition of more than 50% of the Company's outstanding securities, the sale or transfer of substantially all of Dycom's assets to someone other than a wholly-owned subsidiary of the Company, or a change of control of the Board of Directors.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

12.  STOCK OFFERING

     The Company concluded the public offering of 2,700,000 shares of its common stock on November 4, 1997. The Company offered 1,573,378 shares and selling shareholders offered 1,126,622 shares at an offering price of $20.00 per share. The Company received $29,736,844 on November 10, 1997 which is net of an underwriting discount of $1.10 per share. Additionally, the underwriters exercised their option to purchase 405,000 shares to cover over-allotments. The Company received $7,654,500 on November 25, 1997 as payment for the over-allotments. The total offering proceeds, net of offering expenses of $432,726, are included in stockholders' equity on the July 31, 1998 balance sheet. On November 28, 1997, the Company repaid the outstanding balance of its revolving working capital facility and will use the balance of the proceeds to fund the Company's growth strategy, including acquisitions, working capital and capital expenditures and for other general corporate purposes.

13.  EMPLOYEE BENEFIT PLAN

     The Company and certain of its subsidiaries sponsor defined contribution plans that provide retirement benefits to all employees that elect to participate. Under the plans, participating employees may defer up to 15% of their base pre-tax compensation. Generally, the Company's contributions to the plans are discretionary except for CCI which has a 25% company match up to the first 5% of the employee's contributions. The Company's contributions were $158,451, $287,179, and $398,529 in fiscal years 1996, 1997 and 1998, respectively.

14.  STOCK OPTION PLANS

     The Company has reserved 900,000 shares of common stock under its 1991 Incentive Stock Option Plan (the "1991 Plan") which was approved by the shareholders on November 25, 1991. The 1991 Plan provides for the granting of options to key employees until it expires in 2001. Options are granted at the closing price on the date of grant and are exercisable over a period of up to five years. Since the 1991 Plan's adoption, certain of the options granted have lapsed as a result of employees terminating their employment with the Company. At July 31, 1996, 1997, and 1998, options available for grant under the 1991 Plan were 427,353 shares, 384,118 shares, and 133,188 shares, respectively.

     In fiscal 1998, the Company granted to key employees under the 1991 Plan, options to purchase an aggregate of 258,980 shares of common stock. The options were granted at prices ranging from $18.25 to $26.625, prices representing the fair market value on the date of grant.

     On August 24, 1998, the Company granted to key employees under the 1991 Plan options to purchase an aggregate of 141,288 shares of common stock. The options were granted at $31 13/16, the fair market value on the date of grant.

     In addition to the stock option plan discussed above, the Company has agreements outside of the plan with the non-employee members of the Board of Directors (the "Directors Plan"). On January 10, 1994, the Company granted to the non-employee Directors, non-qualified options to purchase an aggregate of 60,000 shares of common stock. The options were granted at $3.875, the fair market value on the date of grant, with vesting over a three-year period.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     The following table summarizes the stock option transactions under the 1991 Plan and the Directors Plan for the three years ended July 31, 1996, 1997, and 1998:

                                                              NUMBER OF   WEIGHTED AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Options outstanding at July 31, 1995........................   544,173         $ 4.29
  Terminated................................................   (50,526)        $ 7.43
  Exercised.................................................   (57,502)        $ 3.46
Options outstanding at July 31, 1996........................   436,145         $ 4.54
  Granted...................................................   100,000         $13.50
  Terminated................................................   (56,765)        $ 4.57
  Exercised.................................................  (213,143)        $ 4.02
Options outstanding at July 31, 1997........................   266,237         $10.32
  Granted...................................................   258,980         $20.59
  Terminated................................................    (8,050)        $14.28
  Exercised.................................................   (76,476)        $ 4.67
Options outstanding at July 31, 1998........................   440,691         $15.74
Exercisable options at
  July 31, 1996.............................................   190,817         $ 3.78
  July 31, 1997.............................................    69,933         $ 5.21
  July 31, 1998.............................................    87,191         $ 6.75

     The range of exercise prices for options outstanding at July 31, 1998 was $2.75 to $26.625. The range of exercise prices for options is wide due primarily to the increasing price of the Company's stock over the period of the grants.

     The following summarizes information about options outstanding at July 31, 1998:

                                                                     OUTSTANDING OPTIONS
                                                              ----------------------------------
                                                                           WEIGHTED     WEIGHTED
                                                                            AVERAGE     AVERAGE
                                                              NUMBER OF   CONTRACTUAL   EXERCISE
                                                               SHARES        LIFE        PRICE
                                                              ---------   -----------   --------
Range of exercise prices
  $2.75 to $8.00............................................   100,146        1.4        $ 5.16
  $12.00 to $20.00..........................................   266,845        3.8        $16.74
  $20.00 to $26.625.........................................    73,700        4.7        $26.49
                                                               -------        ---        ------
                                                               440,691        3.4        $15.74
                                                               =======        ===        ======

                                                                EXERCISABLE OPTIONS
                                                              ------------------------
                                                                              WEIGHTED
                                                               EXERCISABLE    AVERAGE
                                                                  AS OF       EXERCISE
                                                              JULY 31, 1998    PRICE
                                                              -------------   --------
Range of exercise prices
  $2.75 to $8.00............................................     70,086        $ 5.11
  $12.00 to $26.625.........................................     17,105        $13.50
                                                                 ------        ------
                                                                 87,191        $ 6.75
                                                                 ======        ======

     These options will expire if not exercised at specific dates ranging from November 1998 to April 2003. The prices for the options exercisable at July 31, 1998 ranged from $2.75 to $13.50.

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

     As discussed in Note 1, the Company has adopted the disclosure-only provisions of SFAS No. 123. The fair value of the options granted in fiscal 1997 and 1998 have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected stock volatility of 58.97% in 1997 and 55.36% in 1998; risk-free interest rates of 6.57% in 1997 and 5.50% in 1998; expected lives of 4 years for 1997 and 1998, and no dividend yield in both years, due to the Company's recent history of not paying cash dividends.

     The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions and changes in these assumptions can materially impact the fair value of the options and the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options. The estimated fair value of stock options granted during fiscal 1997 and 1998 was $6.98 and $10.13 per share, respectively.

     The pro forma disclosures amortize to expense the estimated compensation costs for its stock options granted subsequent to July 31, 1996 over the options vesting period. The Company's fiscal 1996, 1997 and 1998 pro forma net earnings and earnings per share are reflected below:

                                                              1996         1997          1998
                                                           ----------   -----------   -----------
Net Income:
Pro forma net income reflecting stock option compensation
  costs..................................................  $9,922,327   $15,687,084   $21,858,609
Pro forma earnings per share reflecting stock option
  compensation costs:
     Basic...............................................  $     0.80   $      1.25   $      1.55
     Diluted.............................................  $     0.78   $      1.23   $      1.53
Net Income:
Reflecting pro forma tax expense related to S
  corporations
     Pro forma net income reflecting stock option
       compensation costs................................  $9,195,051   $13,802,854   $20,484,349
     Pro forma earnings per share reflecting stock option
       compensation costs:
          Basic..........................................  $     0.74   $      1.10   $      1.45
          Diluted........................................  $     0.73   $      1.08   $      1.43

15.  RELATED PARTY TRANSACTIONS

     The Company's subsidiary, CCG, leases administrative offices from a partnership of which certain officers of the subsidiary are the general partners and the Company's newly acquired subsidiaries, CCI and ITI, lease administrative offices from a corporation of which certain officers of the subsidiaries are shareholders. ITI advanced the corporation $268,860 for leasehold improvements to its administrative office building. The amount advanced was fully reimbursed by July 31, 1998. The total expense under these arrangements for the years ended July 31, 1996, 1997, and 1998 was $184,200, $242,310, and $304,010,
respectively. The future minimum lease commitments under these arrangements are $299,760 in 1999, $299,760 in 2000, $203,760 in 2001 and $80,900 in 2002.

16.  MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     The operating subsidiaries obtain contracts from both public and private concerns. For the years ended July 31, 1996, 1997, and 1998, approximately 36%, 27%, and 22%, respectively, of the contract revenues were

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
from BellSouth Telecommunications, Inc. ("BellSouth"), 16%, 18%, and 24%, respectively, of the contract revenues were from Comcast Cable Communications, Inc. ("Comcast"), and 6.4%, 6.3%, and 7.2%, respectively, of the contract revenues were from GTE Corporation ("GTE").

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. BellSouth, Comcast, and GTE represent a significant portion of the Company's customer base. As of July 31, 1997, the total outstanding trade receivables from BellSouth, Comcast, and GTE were $5.7 million or 12%, $11.5 million or 23%, and $2.2 million or 4%, respectively, of the outstanding trade receivables. At July 31, 1998, the total outstanding trade receivables from BellSouth, Comcast, and GTE were $7.9 million or 13%, $16.9 million or 27%, and $2.3 million or 4%, respectively, of the Company's outstanding trade receivables.

17.  COMMITMENTS AND CONTINGENCIES

     The Company and its subsidiaries have operating leases covering office facilities, vehicles, and equipment which have noncancelable terms in excess of one year. During fiscal 1996, 1997, and 1998, the Company entered into numerous operating leases for vehicles and equipment. Certain of these leases contain renewal provisions and generally require the Company to pay insurance, maintenance, and other operating expenses. Total expense incurred under operating lease agreements, excluding the transactions with related parties (see
Note 15), for the years ended July 31, 1996, 1997, and 1998, was $5,305,237,
$6,732,699, and $6,754,934, respectively. The future minimum obligations under these leases are $4,599,287 in 1999; $2,046,435 in 2000; $954,796 in 2001;
$526,526 in 2002, $323,338 in 2003 and $56,900 thereafter.

     In September 1995, the State of New York commenced a sales and use tax audit of CCG for the years 1989 through 1995. As a result of the audit, certain additional taxes were paid by CCG in fiscal 1996. In addition, the State of New York concluded that cable television service providers are subject to New York State sales taxes for the construction of cable television distribution systems, and by a Notice dated January 1997, asserted amounts due from CCG for sales taxes and interest for the periods through August 31, 1995, aggregating approximately $1.3 million. Any sales taxes asserted against the Company may be offset by use taxes already paid by customers of the Company. The Company intends to vigorously contest the assertion. The Company is unable to assess the likelihood of any particular outcome at this time or to quantify the effect a resolution of this matter may have on the Company's consolidated financial statements.

     In the normal course of business, certain subsidiaries of the Company have pending and unasserted claims. It is the opinion of the Company's management, based on the information available at this time, that these claims will not have a material adverse impact on the Company's consolidated financial statements.

18.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company has historically experienced variability in revenues, income before income taxes and net income on a quarterly basis. A significant amount of this variability is due to the fact that the Company's business is subject to seasonal fluctuations, with activity in its second and occasionally third fiscal quarters (the quarters ended January 31 and April 30 in a given fiscal year) being adversely affected by weather. In addition, budgetary spending patterns of significant customers, which often run on a calendar year basis, have resulted in greater volatility of second fiscal quarter results.

     In the opinion of management, the following unaudited quarterly data for the years ended July 31, 1997 and 1998 reflect all adjustments necessary for the fair presentation of a statement of operations. All such adjustments are of a normal recurring nature other than as discussed below. The Company acquired CCI and ITI ("Pooled Companies") on April 6, 1998. The acquisitions were accounted for as poolings of interests and accordingly, the unaudited quarterly financial statements for the periods presented include the accounts of CCI and ITI. The quarterly data for CCI and ITI for the quarter including the consummation date of the

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES
mergers and the subsequent quarter are included in the Dycom data. The earnings per common share calculation for each quarter is based on the weighted average shares of common stock outstanding plus the dilutive effect of stock options. The sum of the quarters earnings per common share may not necessarily be equal to the full year earnings per common share amounts.

                                                   IN WHOLE DOLLARS, EXCEPT PER SHARE AMOUNTS
                                             ------------------------------------------------------
                                                FIRST        SECOND         THIRD         FOURTH
                                               QUARTER       QUARTER       QUARTER       QUARTER
                                             -----------   -----------   -----------   ------------
1997
Revenues:
  Dycom....................................  $56,414,412   $57,275,311   $63,181,306   $ 67,052,452
  Pooled Companies.........................   15,816,874    14,502,399    17,628,078     20,548,608
                                             -----------   -----------   -----------   ------------
                                             $72,231,286   $71,777,710   $80,809,384   $ 87,601,060
                                             ===========   ===========   ===========   ============
Income Before Income Taxes:
  Dycom....................................  $ 3,981,240   $ 3,575,407   $ 4,700,378   $  6,784,493
  Pooled Companies.........................    1,141,040       393,687     1,373,172      1,821,072
                                             -----------   -----------   -----------   ------------
                                             $ 5,122,280   $ 3,969,094   $ 6,073,550   $  8,605,565
                                             ===========   ===========   ===========   ============
Net Income:
  Dycom....................................  $ 2,236,041   $ 2,314,166   $ 2,818,373   $  3,850,228
  Pooled Companies.........................    1,176,518       245,568     1,373,172      1,799,572
                                             -----------   -----------   -----------   ------------
                                             $ 3,412,559   $ 2,559,734   $ 4,191,545   $  5,649,800
                                             ===========   ===========   ===========   ============
Earnings per Common Share:
  Basic....................................  $      0.27   $      0.20   $      0.33   $       0.45
  Diluted..................................  $      0.27   $      0.20   $      0.33   $       0.44

Pro Forma Net Income:
  Dycom....................................  $ 2,236,041   $ 2,314,166   $ 2,818,373   $  3,850,228
  Pooled Companies.........................      647,285       185,447       810,610      1,067,258
                                             -----------   -----------   -----------   ------------
                                             $ 2,883,326   $ 2,499,613   $ 3,628,983   $  4,917,486
                                             ===========   ===========   ===========   ============
Pro Forma Earnings per Common Share:
  Basic....................................  $      0.23   $      0.20   $      0.29   $       0.39
  Diluted..................................  $      0.23   $      0.20   $      0.28   $       0.38

                    DYCOM INDUSTRIES, INC. AND SUBSIDIARIES

                                                   IN WHOLE DOLLARS, EXCEPT PER SHARE AMOUNTS
                                             ------------------------------------------------------
                                                FIRST        SECOND         THIRD         FOURTH
                                               QUARTER       QUARTER       QUARTER       QUARTER
                                             -----------   -----------   -----------   ------------
1998
Revenues:
  Dycom....................................  $70,793,691   $62,622,353   $96,872,826   $101,592,970
  Pooled Companies.........................   20,638,774    18,842,178            --             --
                                             -----------   -----------   -----------   ------------
                                             $91,432,465   $81,464,531   $96,872,826   $101,592,970
                                             ===========   ===========   ===========   ============
Income Before Income Taxes:
  Dycom....................................  $ 6,165,432   $ 5,417,012   $ 8,807,157   $ 11,619,113
  Pooled Companies.........................    2,222,087     1,850,463            --             --
                                             -----------   -----------   -----------   ------------
                                             $ 8,387,519   $ 7,267,475   $ 8,807,157   $ 11,619,113
                                             ===========   ===========   ===========   ============
Net Income:
  Dycom....................................  $ 3,515,950   $ 3,246,711   $ 5,343,005   $  7,088,957
  Pooled Companies.........................    2,222,087     1,618,910            --             --
                                             -----------   -----------   -----------   ------------
                                             $ 5,738,037   $ 4,865,621   $ 5,343,005   $  7,088,957
                                             ===========   ===========   ===========   ============
Earnings per Common Share:
  Basic....................................  $      0.45   $      0.34   $      0.36   $       0.48
  Diluted..................................  $      0.45   $      0.33   $      0.36   $       0.47

Pro Forma Net Income:
  Dycom....................................  $ 3,515,950   $ 3,246,711   $ 5,432,241   $  7,088,957
  Pooled Companies.........................    1,298,383     1,079,118            --             --
                                             -----------   -----------   -----------   ------------
                                             $ 4,814,333   $ 4,325,829   $ 5,432,241   $  7,088,957
                                             ===========   ===========   ===========   ============

Pro Forma Earnings per Common Share:
  Basic....................................  $      0.38   $      0.30   $      0.37   $       0.48
  Diluted..................................  $      0.37   $      0.30   $      0.36   $       0.47

     The 1997 fourth quarter results of operations include a $0.3 million reduction in the deferred tax asset valuation allowance. The third and fourth quarter 1998 results of operations include a reduction in the deferred tax asset valuation allowance of $0.2 million and $0.2 million, respectively.

------------------------------------------------------
------------------------------------------------------
     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company of by any of the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by any one in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
                    ----------------------------------------
                               TABLE OF CONTENTS
                    ----------------------------------------

                                     Page
                                     ----
Prospectus Summary.................       1
Risk Factors.......................       5
Use of Proceeds....................      10
Price Range of Common Stock and
  Dividend Policy..................      10
Capitalization.....................      11
Summary Consolidated Financial
  Data.............................      12
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........      14
Business...........................      22
Management.........................      30
Principal and Selling
  Stockholders.....................      31
Description of Capital Stock.......      33
Underwriting.......................      36
Certain Legal Matters..............      37
Experts............................      37
Available Information..............      38
Information Incorporated by
  Reference........................      38
Index to Consolidated Financial
  Statements.......................     F-1

------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------
                          ------------------------------------------------------

                                3,000,063 SHARES

                            [DYCOM INDUSTRIES LOGO]

                                  COMMON STOCK

                         -----------------------------
                                   PROSPECTUS
                         -----------------------------

                             NationsBanc Montgomery
                                 Securities LLC

                           Morgan Stanley Dean Witter

                               EVEREN Securities

                                Morgan Keegan &
                                 Company, Inc.

                             The Robinson-Humphrey
                                    Company

                                          , 1998
                          ------------------------------------------------------
                          ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company will incur the following expenses in connection with the Offerings. None of the offering expenses incurred by the Selling Stockholders in the Stock Offering will be borne by the Company.

Registration Fees...........................................  $ 31,361
Transfer Agent Fees.........................................  $  1,500
Printing and Engraving Costs................................  $ 90,000
Legal Fees..................................................  $100,000
Accounting Fees.............................................  $ 60,000
New York Stock Exchange Listing.............................  $ 14,750
NASD Review.................................................  $ 11,131
Blue Sky....................................................  $  2,000
Miscellaneous...............................................  $ 89,258
                                                              --------
     Total..................................................  $400,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The By-Laws of the Company provide that the Company shall indemnify each director and officer of the Company to the fullest extent permitted by law and limits the liability of directors to the Company and its stockholders for monetary damages in certain circumstances. The registrant has insured its directors and officers against certain civil liabilities in connection with the registration, offering and sale of the securities.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution, and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
  1.1      --     Form of Underwriting Agreement*
  4.1      --     Portions of Articles and By-Laws Defining Rights of
                  Shareholders**
  5.1      --     Opinion of Akerman, Senterfitt & Eidson regarding the Common
                  Stock registered hereby
 23.1      --     Consent of Akerman, Senterfitt & Eidson (included in opinion delivered under Exhibit No. 5.1)
 23.2      --     Consent of Deloitte & Touche LLP
 23.3      --     Consent of Nowalk & Associates
 24.1      --     Powers of Attorney (included on the signature page of this
                  Registration Statement)
 27.1      --     Financial Data Schedule
 27.2      --     Financial Data Schedule
 27.3      --     Financial Data Schedule

---------------

*   To be filed by amendment

** Incorporated by reference to the Company's Registration Statement on Form S-3 (file no. 333-36883)

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A or contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          4. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach Gardens, State of Florida on the 4th day of September, 1998.

                                          DYCOM INDUSTRIES, INC.
                                              /s/ THOMAS R. PLEDGER
                                          By:
                                          --------------------------------------

                                            Thomas R. Pledger
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas R. Pledger, Steven E. Nielsen and Douglas
J. Betlach, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or their substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                    NAME                                      TITLE                        DATE
                    ----                                      -----                        ----
/s/ THOMAS R. PLEDGER                           Chairman, Chief Executive Officer   September 4, 1998
---------------------------------------------             and Director
Thomas R. Pledger

/s/ STEVEN E. NIELSEN                          President, Chief Operating Officer   September 4, 1998
---------------------------------------------             and Director
Steven E. Nielsen

/s/ DOUGLAS J. BETLACH                            Vice President, Treasurer and     September 4, 1998
---------------------------------------------        Chief Financial Officer
Douglas J. Betlach

/s/ DARLINE M. RICHTER                            Vice President and Controller     September 4, 1998
---------------------------------------------
Darline M. Richter

/s/ LOUIS W. ADAMS, JR.                                     Director                September 4, 1998
---------------------------------------------
Louis W. Adams, Jr.

/s/ WALTER L. REVELL                                        Director                September 4, 1998
---------------------------------------------
Walter L. Revell

/s/ RONALD P. YOUNKIN                                       Director                September 4, 1998
---------------------------------------------
Ronald P. Younkin

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                    DESCRIPTION
-------                                   -----------
  1.1      --     Form of Underwriting Agreement*
  4.1      --     Portions of Articles and By-Laws Defining Rights of
                  Shareholders**
  5.1      --     Opinion of Akerman, Senterfitt & Eidson regarding the Common
                  Stock registered hereby
 23.1      --     Consent of Akerman, Senterfitt & Eidson (included in opinion delivered under Exhibit No. 5.1)
 23.2      --     Consent of Deloitte & Touche LLP
 23.3      --     Consent of Nowalk & Associates
 24.1      --     Powers of Attorney (included on the signature page of this
                  Registration Statement)
 27.1      --     Financial Data Schedule
 27.2      --     Financial Data Schedule
 27.3      --     Financial Data Schedule

---------------

*   To be filed by amendment

** Incorporated by reference to the Company's Registration Statement on Form S-3 (file no. 333-36883)